U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                                Form SB-2
                         REGISTRATION STATEMENT
                                  Under
                       THE SECURITIES ACT OF 1933

                         Hemptown Clothing Inc.
                         ----------------------
             (Name of small business issuer in its charter)

British Columbia, Canada                   2300                  98-0359306
------------------------        ----------------------------     ----------
(State or jurisdiction of       (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)  Classification Code Number)      Identification Number)

   1307 Venables Street, Vancouver, British Columbia, Canada, V5L 2G1
               Phone: (604) 255-5005  Fax: (604) 255-5038
               ------------------------------------------
      (Address and telephone number of principal executive offices)

   1307 Venables Street, Vancouver, British Columbia, Canada, V5L 2G1
   ------------------------------------------------------------------
     (Address of principal place of business or intended principal place of business)

          Devlin Jensen, 2550 - 555 West Hastings, Vancouver,
                    British Columbia, Canada, V6B 4N5
                         Attention: Mike Shannon
              Phone: (604) 684-2550     Fax: (604) 684-0916
              ---------------------------------------------
        (Name, address and telephone number of agent for service)

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
           As soon as practicable after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
Title Of Each Class Of     Number of Shares     Proposed Maximum     Proposed Maximum       Amount of
Securities To Be           To Be Registered     Offering Price       Aggregate Offering     Registration
Registered                                      Per Share            Price                  Fee
----------------------------------------------------------------------------------------------------------
Common Stock held by
selling security holders   5,801,530            $0.04 (1)            $232,061.20            $21.35
----------------------------------------------------------------------------------------------------------
Shares of Common Stock
underlying Warrant         2,300,000            $0.04                $ 92,000.00            $8.46
----------------------------------------------------------------------------------------------------------
Shares of Common Stock
underlying option            967,000            $0.04                $ 38,680.00            $3.56
----------------------------------------------------------------------------------------------------------

Total:                     9,068,530            $0.04                $362,741.20            $33.37 (2)
----------------------------------------------------------------------------------------------------------

     (1) There is no current market for the securities and the price at which the shares held by the selling security holders will be sold is unknown. Pursuant to Rule 457(f)(2), the registration fee is based upon the estimated book value per share of common stock of $0.04 as of June 30, 2002.

     (2)  Previously paid by electronic transfer.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS                  Subject to Completion, Dated December 2, 2002

The information contained in this prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

                         HEMPTOWN CLOTHING INC.

           5,801,530 shares of common stock to be sold by
                   certain selling security holders
          967,000 shares of common stock issuable upon the
                   exercise of outstanding options
           2,300,000 shares of common stock issuable upon
                   exercise of outstanding warrants

This prospectus relates to the offer and sale of 5,801,530 shares of our common stock, no par value per share, and 967,000 shares of our common stock issuable upon the exercise of outstanding options and 2,300,000 shares of common stock issuable upon the exercise of outstanding warrants held by an aggregate of 28 security holders. This registration statement is intended to register the resale of securities already issued and outstanding and to the registration of 967,000 shares underlying outstanding options.

There has been no market for our securities and a public market may not develop, or, if any market does develop, it may not be sustained.

The shares will become tradable on the effective date of this prospectus. The selling security holders will receive the proceeds from the sale of their shares and we will not receive any of the proceeds from the sales. The selling security holders, directly or through agents, dealers or representatives to be designated from time to time, may sell their shares on terms to be determined at the time of sale. See "Plan of Distribution." The selling security holders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the shares being offered for sale.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" CONTAINED IN THE PROSPECTUS BEGINNING ON PAGE 4.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


---------------------------------------------------------------------------------------
                     PRICE TO PUBLIC (1)   UNDERWRITING DISCOUNTS   PROCEEDS TO COMPANY
                                            AND COMMISSIONS (2)      OR OTHER PERSONS
---------------------------------------------------------------------------------------
Per Share                Unknown                   $0                      (3)
---------------------------------------------------------------------------------------
Total                    Unknown                   $0                      (3)
---------------------------------------------------------------------------------------

(1) All the shares are being sold by the selling security holders in separate transactions at prices to be negotiated at that time.
(2) The shares are being sold by the selling security holders and we have no agreements or understandings with any broker or dealer for the sales of the shares. A selling security holder may determine to use a broker-dealer in the sale of its securities and the commission paid to that broker-dealer, if any, will be determined at that time. Prior to the involvement of any broker-dealer, that broker-dealer must seek and obtain clearance of the compensation arrangements from the National Association of Securities Dealers, Inc. In that event, we will file a post-effective amendment identifying the broker-dealer(s).
(3) We will not receive any proceeds from the sale of the shares.

One or more broker-dealers may be the principal market makers for the shares being offered. Under these circumstances, the market bid and asked prices for the securities may be significantly influenced by decisions of the market makers to buy or sell the securities for their own account. The market making activities of any market makers, if commenced, may subsequently be discontinued.

            The date of this prospectus is December 2, 2002.

                            TABLE OF CONTENTS

Item 3. Summary Information and Risk Factors.. . . . . . . . . . . . . .3
  Summary Infomation . . . . . . . . . . . . . . . . . . . . . . . . . .3
    Company Overview . . . . . . . . . . . . . . . . . . . . . . . . . .3
    Financial Summary. . . . . . . . . . . . . . . . . . . . . . . . . .4
  Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
    Business Risks . . . . . . . . . . . . . . . . . . . . . . . . . . .5
    Investor Risks . . . . . . . . . . . . . . . . . . . . . . . . . . .7
    Risks Relating to Penny stocks . . . . . . . . . . . . . . . . . . .9
  Disclosure Regarding Forward-Looking Statements. . . . . . . . . . . 10
Item 4. Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . 10
Item 5. Determination of Offering Price. . . . . . . . . . . . . . . . 10
Item 6. Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
Item 7. Selling Security Holders . . . . . . . . . . . . . . . . . . . 11
Item 8. Plan of Distribution . . . . . . . . . . . . . . . . . . . . . 16
Item 9. Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . 17
Item 10. Directors, Executive Officers, Promoters and Control
         Persons . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
  Directors and Executive Officers . . . . . . . . . . . . . . . . . . 17
  Significant Employees. . . . . . . . . . . . . . . . . . . . . . . . 18
  Family Relationships . . . . . . . . . . . . . . . . . . . . . . . . 18
  Involvement in Certain Legal Proceedings . . . . . . . . . . . . . . 18
Item 11. Security Ownership of Certain Beneficial Owners
         and Management. . . . . . . . . . . . . . . . . . . . . . . . 18
  Security Ownership of Certain Beneficial Owners. . . . . . . . . . . 18
  Security Ownership of Management . . . . . . . . . . . . . . . . . . 19
  Changes in Control . . . . . . . . . . . . . . . . . . . . . . . . . 20
Item 12. Description of Securities . . . . . . . . . . . . . . . . . . 20
  Description of Securities. . . . . . . . . . . . . . . . . . . . . . 20
    Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
    Preferred stock. . . . . . . . . . . . . . . . . . . . . . . . . . 21
    2001 Performance Equity Plan . . . . . . . . . . . . . . . . . . . 21
    Warrants and Warrant Units . . . . . . . . . . . . . . . . . . . . 21
Item 13. Interest of Named Experts and Counsel . . . . . . . . . . . . 22
Item 14. Disclosure of Commission Position on Indemnification for
         Securities Act Liabilities. . . . . . . . . . . . . . . . . . 23
Item 15. Certain Relationships and Related Transactions. . . . . . . . 24
Item 16. Description of Business . . . . . . . . . . . . . . . . . . . 24
  Why Hemp . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
  The Activewear Industry. . . . . . . . . . . . . . . . . . . . . . . 25
  Trade Regulatory Environment . . . . . . . . . . . . . . . . . . . . 26
  The Hemptown Way . . . . . . . . . . . . . . . . . . . . . . . . . . 27
  A Hemptown Friendly Tomorrow . . . . . . . . . . . . . . . . . . . . 28
  Hemptown's Target Markets. . . . . . . . . . . . . . . . . . . . . . 31
  Environmental Regulation . . . . . . . . . . . . . . . . . . . . . . 32
  Reports to Security Holders. . . . . . . . . . . . . . . . . . . . . 33
  Enforceability of Civil Liabilities Against Foreign
  Persons. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
Item 17. Management's Discussion and Analysis or Plan of Operation . . 33
  Overview . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
  Management's Discussion and Analysis for the Six Months
  Ended June 30, 2002. . . . . . . . . . . . . . . . . . . . . . . . . 34
  Management's Discussion and Analysis for the Year Ended
  December 31, 2001. . . . . . . . . . . . . . . . . . . . . . . . . . 36

  Environmental Matters. . . . . . . . . . . . . . . . . . . . . . . . 38
  Management and Financial Controls. . . . . . . . . . . . . . . . . . 38
  Business Risks and Future Outlook. . . . . . . . . . . . . . . . . . 38
Item 19. Certain Relationships and Related Transactions. . . . . . . . 39
Item 20. Market for Common Equity and Related Stockholder Matters. . . 39
  Pooling Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . 41
Item 21. Executive Compensation. . . . . . . . . . . . . . . . . . . . 44
  Option/SAR Grants. . . . . . . . . . . . . . . . . . . . . . . . . . 46
  Proposed Compensation. . . . . . . . . . . . . . . . . . . . . . . . 46
  Employment Agreements. . . . . . . . . . . . . . . . . . . . . . . . 47
  Long Term Incentive Plans - Awards in Last Fiscal Year . . . . . . . 47
  Employee Pension, Profit Sharing Insurance or Other Retirement
  Plans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
  Compensation of Directors. . . . . . . . . . . . . . . . . . . . . . 47
  Compensation Committee Interlocks and Insider participation. . . . . 47
Financial Statements - December 31, 2001 and 2000. . . . . . . . . . .F-1
Financial Statements - December 31, 2000 and 1999. . . . . . . . . . F-10
Financial Statements - June 30, 2002 . . . . . . . . . . . . . . . . F-18
Item 24. Indemnification of Directors and Officers . . . . . . . . . II-1
Item 25. Other Expenses of Issuance and Distribution . . . . . . . . II-1
Item 26. Recent Sales of Unregistered Securities . . . . . . . . . . II-1
Item 27. Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . II-3
Item 28. Undertakings. . . . . . . . . . . . . . . . . . . . . . . . II-3
Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . II-4
Exhibit Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . II-5

              Item 3. Summary Information and Risk Factors.

PROSPECTUS SUMMARY

This summary provides a brief overview of key aspects of this offering and our company. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and the related notes, before making an investment decision regarding our common stock. References herein to "we", "us", "our", "Company" or "Hemptown" refer to Hemptown Clothing Inc.

     Risk Factors

There are substantial risk factors involved in an investment in Hemptown. An investment in our common stock is speculative and you may not receive any return from your investment. See "Risk Factors".

     Company Overview

Hemptown is a development-stage company with limited current operations and net losses aggregating approximately $94,391 for the fiscal year ended December 31, 2001. Hemptown is an activewear manufacturer that specializes in the manufacture of T-shirts, ball caps, and other select activewear products with the main source of material coming from hemp. Hemp is a centuries old plant that is hardy, strong and grows largely pest free. The common sense advantages of this rugged crop are many, and they extend right through the value chain. Benefits to the farmers include little requirement for pesticides, high climate adaptability and improved soil quality. The processing and manufacturing steps also are less environmentally taxing than those of many other fibers (notably cotton), requiring less toxic chemicals and dyes to create finished fabric. Hemp yields a fiber with four times the tensile strength and twice the abrasion resistance of cotton. Hemp products are naturally resistant to mold, UV rays and mildew. We intend to move market share from cotton products to our 55/45% blend of hemp/cotton products which reduces pollution from pesticides and synthetic fertilizers by more than half, while maintaining a comfortable, cost efficient garment. Our steady growth has yielded a solid market position for us. Currently, we are manufacturing the finished product in both Canada and in China.

We were incorporated under the laws of the Province of British Columbia, Canada on October 6, 1998 and have a December 31 fiscal year end.

Our mailing address is 1307 Venables Street, Vancouver, British Columbia, Canada, V5L 2G1 and our telephone number is (604) 255-5005.

     Selling Security Holders

This prospectus relates to the registration for resale of the securities held by 28 of our security holders. These security holders will be able to sell their shares on terms to be determined at the time of sale, directly or through agents, dealers or representatives to be designated from time to time. We will not receive any proceeds from the sale of the securities by the selling security holders, other than the exercising of options and warrants, if any.

     Trading Market

There is currently no trading market for our securities. We intend to apply initially for our securities to be traded in the over-the-counter market on the OTC Bulletin Board or, if and when qualified, on the NASDAQ Small-Cap Market. We may not now or ever qualify for listing of our securities on the OTC Bulletin Board and may not now or at any time in the future qualify for quotation on the NASDAQ Small-Cap Market. See "Risk Factors - There is no current trading market for our securities and if a market does not develop, purchasers of our securities may have difficulty selling their shares."

                              THE OFFERING
Number of Shares of Common Stock Outstanding    11,634,535 shares.  This number does
Prior to this Offering                          not include shares reserved for
                                                issuance upon exercise of previously
                                                outstanding stock options or warrants.

Number of Shares of Common Stock Outstanding    14,901,535 shares.  This number assumes
After this Offering                             the exercise of all outstanding options
                                                and warrants to purchase 3,267,000
                                                shares of Hemptown's common stock.

Common Stock Offered by Selling                 9,068,530 shares.  This figure includes
Security Holders                                5,801,530 shares of common stock
                                                already issued and held by the selling
                                                security holders and the 967,000 shares
                                                of common stock issuable upon the
                                                exercise of outstanding options held by
                                                certain selling security holders, and
                                                2,300,000 shares of common stock
                                                issuable upon exercise of outstanding
                                                warrants held by certain selling
                                                security holders.

Use of Proceeds                                 We will not receive any proceeds from
                                                the sale of the issued shares of common
                                                stock.  If all the employee stock
                                                options are exercised, the company will
                                                receive a total of $483,500 based on a
                                                $0.50 strike price, which was placed on
                                                all the options.  If all the warrants
                                                are exercised, we will receive a total
                                                of $6,350,000 based on a US$0.25 strike
                                                price for 200,000 warrants, and a
                                                US$2.00 strike price for 1,050,000
                                                warrants and a US$4.00 strike price for
                                                1,050,000 warrants.  These proceeds
                                                have not been earmarked to be used for
                                                specific purposes.


     Summary Financial Data

The following table summarizes the consolidated financial data for our business for the years ended December 31, 2001 and 2000, and for the six month periods ended June 30, 2002 and 2001. You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the corresponding notes thereto, appearing elsewhere in this prospectus.

                                                             Statement of Operations(1)
                                               Year ended December 31,      6 Months Ended June 30,
                                                   2001          2000           2002          2001
Revenues                                     $  126,068    $   39,014    $   212,293    $   52,645
Gross Margin                                     38,507         6,596         27,785        15,800
Net Loss                                        (94,391)      (40,998)      (129,454)      (25,537)
Basic and Diluted Earnings (Loss) Per Share        (.01)         (.01)          (.01)         (.00)

                                                                     Balance Sheet
                                                      December 31,                   June 30,
                                                   2001          2000           2002           2001
Cash                                         $   75,640    $   24,770    $   160,793    $    21,509
Current Assets                                  145,200        45,962        445,089         76,398
Total Assets                                    155,013        50,843        462,811         81,972
Current Liabilities                              31,185        23,758         75,117         36,687
Total Liabilities                                81,644       109,773         75,117        106,538
Shareholders' Equity (Deficiency)                73,369       (58,930)       387,694         24,566

(1) Unless otherwise indicated, all references to "$" or dollars in this prospectus refer to United States Dollars. As of June 30, 2002, the exchange rate was U.S. $1.00 for $1.5162 Canadian Dollars.

RISK FACTORS

Before you invest in our common stock, you should be aware that such an investment involves various risks, including those described below. You should carefully consider these risks as well as all of the other information contained in this prospectus and in the documents incorporated in this prospectus by reference, before making a decision to invest in our common stock. As a consequence of any of the following risks, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

     Business Risks

WE FACE RISKS INHERENT TO RAPID EXPANSION

We are pursuing a strategy of growth and seek to expand our distribution capabilities to achieve greater penetration into new and emerging markets. The success of our growth strategy is dependent on, among other factors, our ability to: (1) establish additional distribution arrangements targeting various market segments, including retail, promotional and business markets; (2) hire and retain skilled management, financial, marketing, technical, creative and other personnel; (3) successfully manage growth, including monitoring operations, controlling costs and maintaining effective quality, inventory and service controls; and (4) implement and/or improve our technical, administrative, financial control and reporting systems.

Our financial controls and reporting systems will require enhancement and substantial investment in the future to accommodate our anticipated growth. There can be no assurance that we will be able to successfully enhance our financial controls and reporting systems to meet our future needs. There can be no assurance that we will be able to implement our business strategy successfully or otherwise expand our operations.

MANY OF OUR COMPETITORS ARE LARGER AND HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO AND THOSE ADVANTAGES COULD MAKE IT DIFFICULT FOR US TO COMPETE WITH THEM

The T-shirt segment of the clothing industry is intensely competitive. Our hemp-based products compete with cotton and synthetic based products. Cotton and synthetic based products are currently marketed by well-established, successful companies that possess greater financial, marketing, distribution, personnel and other resources than us. Using these resources, these companies can implement extensive advertising and promotional campaigns, both generally and in response to specific marketing efforts by competitors, to enter into new markets rapidly and to introduce new products. Competitors with greater financial resources also may be able to enter the hemp-based market in direct competition with the Company, offering attractive incentive packages to retailers to encourage them to carry products that compete with our products, or present cost features which consumers may find attractive. We cannot assure you that we will be able to compete effectively in our markets.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND/OR RETAIN QUALIFIED
PERSONNEL

Our success is largely dependent on the personal efforts of Jerry Kroll, our Chairman and Chief Executive Officer, and Jason Finnis our founder, Chief Operating Officer, Secretary/Treasurer and other key personnel. The loss of Mr. Kroll's services could have a material adverse effect on our business and prospects. We do not currently maintain "key-man" life insurance with respect to Mr. Kroll. Also, to implement and manage our growth successfully, we are dependent upon, among other things, recruiting and retaining qualified management, marketing, sales, technical and creative personnel with experience in our business. We cannot assure you that we will be able to hire or retain necessary personnel.

OUR SUCCESS DEPENDS ON THE ABILITY OF OUR FABRIC PRODUCERS WITH WHOM WE HAVE BUSINESS ARRANGEMENTS TO PROVIDE RAW MATERIALS ON A CONSISTENT BASIS

We depend on a small number of overseas fabric producers to provide the raw material from which we make our products. Failure to maintain continuous access to this raw material would have a materially adverse affect on our business, including possibly requiring us to significantly curtail or cease our operations. Fabric producers may experience equipment failures and service interruptions, over which we have no control, which could adversely effect customer confidence, our business operations and our reputation.

WE RELY ON VENDORS AND INDEPENDENT DISTRIBUTORS WHO ARE NOT UNDER OUR
CONTROL

We have relied on and will continue to rely on vendors and independent distributors who are not employees of ours, to distribute, market and sell our products. We have no long-term contractual relationship with these vendors and distributors. While we believe that vendors and distributors will continue to provide their services, there can be no assurance that the vendors and distributors will be available in the future, and if available, will be available on terms deemed acceptable to us. Any such delay or increased costs could have a materially adverse effect on our business.

WE MAY FACE CASH FLOW SHORTAGES DUE TO THE BENEFICIAL CREDIT TERMS WE MAKE AVAILABLE TO OUR CUSTOMERS

Due to the shorter credit terms made available to us from the raw material providers from whom we buy product, as compared to the credit terms made available by us to our customers, we, from time-to-time, require infusions of cash in order to maintain our preferential buying/purchasing terms with our suppliers. Such cash flow needs are also affected by the timing of large purchases by us, which we make from time-to-time to take advantage of favorable pricing opportunities. To date, we have satisfied these cash requirements by private sales of our equity securities and retention of profits. We continue to seek financing to provide us with liquidity to meet our future needs. There is no assurance that we will be able to obtain such financing on commercially reasonable terms, or otherwise, or that we will be able to otherwise satisfy our short-term cash flow needs from other sources in the future.

The Company is young, and relatively poorly financed. If a large purchaser of the Company's goods failed to pay, the Company would be put in a difficult financial position from which it may not be able to recover.

WE MAY BECOME INVOLVED IN LITIGATION INCIDENTAL TO OUR BUSINESS

From time to time, we may become involved in litigation incidental to our business. Such litigation can be expensive and time consuming to prosecute or defend and could cause our customers to delay or cancel purchase orders until such lawsuits are resolved. Such litigation may have an adverse effect on our business.

TRADE RESTRICTIONS MAY BE CREATED THAT MAY HAVE AN ADVERSE EFFECT ON THE COMPANY'S ABILITY TO SHIP IT'S PRODUCTS INTERNATIONALLY

Trade restrictions may be created that may have an adverse effect on the Company's ability to ship its products internationally. Governments or special interest groups may attempt to protect existing cotton industries through the use of duties, tariffs or public relations campaigns. These efforts may adversely effect the Company's ability to ship it's products in a cost effective manner.

CURRENCY FLUCTUATIONS MAY CAUSE TRANSLATION GAINS AND LOSSES

A significant portion of our expenses are incurred in Canadian Dollars. As a result, appreciation in the value of these currencies relative to the United States Dollar could adversely effect our operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. Fluctuations in the value of Canadian dollars relative to United States dollars may cause currency translation gains and losses.

WE HAVE INCURRED LOSSES AND NEED TO RAISE CAPITAL TO CONTINUE OUR GROWTH

We have never been profitable and historically have relied solely on funds raised by the issuance of shares of our common stock to fund our development. There is no assurance that we will be able to raise additional funds by the issuance of our common stock which would cast substantial doubt on our ability to continue our growth and development. We have incurred losses in our initial development and currently operate at a loss.


     Investor Risks

SINCE WE HAVE NEVER PAID ANY DIVIDENDS ON OUR COMMON STOCK AND DO NOT INTEND TO DO SO IN THE FORESEEABLE FUTURE, A PURCHASER IN THIS OFFERING WILL ONLY REALIZE AN ECONOMIC GAIN ON THEIR INVESTMENT FROM AN
APPRECIATION, IF ANY, IN THE MARKET PRICE OF OUR COMMON STOCK.

We have not paid any cash dividends on our common stock since inception. For the foreseeable future, it is anticipated that any earnings which may generate from our operations will be used to finance our growth.

Any cash dividends will depend on earnings, if any, and on our financial requirements and other factors. Dividends are paid at the discretion of our board of directors. There can be no assurance that we will be able to pay any dividends or, if able to so make such dividends, that our board of directors will deem it in our best interests to do so.

THERE IS NO CURRENT TRADING MARKET FOR OUR SECURITIES AND IF A TRADING MARKET DOES NOT DEVELOP, PURCHASERS OF OUR SECURITIES MAY HAVE DIFFICULTY SELLING THEIR SHARES

There is currently no established public trading market for our securities. We can give no assurance that an active trading market in our securities will develop or, if developed, that it will be sustained. We intend to apply for admission to quotation of our securities on the OTC Bulletin Board and, if and when qualified, we intend to apply for admission to quotation on the NASDAQ SmallCap Market. If for any reason our common stock is not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so. No market makers have committed to becoming market makers for our common stock and it is possible that none will do so.

WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE FOR OUR OPERATIONS AND IF WE ARE UNABLE TO SECURE SUCH FINANCING, WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS AND MAY EVEN NOT BE ABLE TO SUPPORT OUR OPERATIONS

We may need to seek capital, including by an offering of our equity securities, or an offering of debt securities or by obtaining financing through a bank or other entity. We have not established a limit as to the amount of debt we may incur nor have we adopted a ratio of our equity to debt allowance. If we need to obtain additional financing, there is no assurance that financing will be available from any source, that it will be available on terms acceptable to us, or that any future offering of securities will be successful. If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of our outstanding common stock. We could suffer adverse consequences if we are unable to obtain additional capital.

THE SHARES AVAILABLE FOR SALE IMMEDIATELY BY THE SELLING SECURITYHOLDERS COULD SIGNIFICANTLY REDUCE THE MARKET PRICE OF OUR COMMON STOCK, IF A MARKET SHOULD DEVELOP

If a market should develop for the shares of our common stock, the market price could drop if substantial amounts of shares are sold in the public market or if the market perceives that such sales could occur. A drop in the market price could adversely effect holders of our common stock and could also harm our ability to raise additional capital by selling equity securities.

THE CONCENTRATION OF OWNERSHIP OF THE SHARES OF OUR COMMON STOCK MAY DISCOURAGE PURCHASES OF OUR COMMON STOCK BY PERSONS WHO MIGHT OTHERWISE SEEK TO GAIN CONTROL OF US

Our executive officers and directors, together with entities affiliated with them, currently beneficially own in excess of 47% of our outstanding common stock, and they are able to exercise a controlling influence over the election of our directors and other matters requiring stockholder approval, including change of control transactions. The effect of such management control could be to delay or prevent any change of our management control.

ADDITIONAL SHARES ENTERING THE MARKET PURSUANT TO RULE 144 WITHOUT ADDITIONAL CAPITAL CONTRIBUTION

An increase in the number of our shares of common stock available for public sale without any increase to our capitalization could decrease the market price of our common stock. After a one-year holding period our restricted shares of common stock will become eligible for trading, pursuant to Rule 144, without any additional payment to us or any increase to our capitalization. Of the 11,634,535 shares of common stock currently outstanding, 5,801,530 shares of the common stock are being registered for sale. Our affiliates will be subject to the limitations of Rule 144, including its volume limitations in the sale of their shares. An aggregate of 5,303,005 (45.6%) of the outstanding shares of our common stock are held by officers, directors, affiliates and entities controlled by them and are subject to the limitations of Rule 144 including the shares held by affiliates covered by the registration statement of which this prospectus is a part. See "Plan of Distribution-Sales by Affiliates".

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST US OR OUR OFFICERS OR
DIRECTORS

We are a company incorporated under the laws of the Province of British Columbia, Canada. A majority of our directors and officers reside in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our directors or officers outside the United States. If an investor was able to obtain a judgment against us or any of our directors or officers in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in Canada. We have been advised by our Canadian counsel that there is doubt as to the enforceability, in original actions in Canadian courts, of liability based upon the United States Federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States Federal securities laws. Therefore, it may not be possible to enforce those actions against us or any of our directors or officers.

WE MAY LIMIT THE LIABILITY OR INDEMNIFY OUR OFFICERS AND DIRECTORS

Our Articles of Incorporation provide that we will indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. Our Articles of Incorporation also provide for the indemnification by us of our officers and directors against any losses or liabilities incurred as a result of the manner in which such officers and directors operate our business or conduct our internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, our best interests, and such conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. See "Indemnification of Directors and Officers".

ANTI-TAKEOVER PROVISIONS SUCH AS THE ISSUANCE OF PREFERRED SHARES WITHOUT SHAREHOLDER APPROVAL MAY BE TAKEN

We are not currently authorized to issue preferred shares, however, there are provisions of British Columbia law that permit a company's board of directors, without shareholder approval, to issue preferred shares with rights superior to the rights of the holders of shares of common stock. As a result, preferred shares could be issued quickly and easily, adversely affecting the rights of holders of shares of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.


     Risks Relating to Penny stocks

It is the intention of the Company that our common stock will trade on the OTC Bulletin Board and, therefore, is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock". A penny stock is generally defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales requirements on broker-dealers who sell penny stocks to persons other than established customers and "accredited investors". An accredited investor is generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotation for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. This information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could, in the event the common stock were deemed to be a penny stock, discourage broker-dealers from effecting transactions in our common stock which could severely limit the market liquidity of the common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future demand for our services and products, supply, costs, marketing and pricing factors are all forward-looking statements. When we use words like "intend," "anticipate," "believe," "estimate," "plan" or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, and are based on information available to us on the date of this prospectus. We cannot, however, assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.


                        Item 4. Use of Proceeds.

The shares of common stock covered by this prospectus are to be sold by our shareholders and other than $483,500 we may receive if all the stock options are exercised, and $6,350,000 we may receive if all the warrants are exercised, we will not receive any proceeds from such sales.

If all the stock options are exercised, we will receive a total of $483,500 based on a US$0.50 strike price, which was placed on all the options. These proceeds have not been earmarked to be used for specific purposes.

If all the warrants are exercised, we will receive a total of $6,350,000 based on a US$0.25 strike price for 200,000 warrants, and a US$2.00 strike price for 1,050,000 warrants and a US$4.00 strike price for 1,050,000 warrants. These proceeds have not been earmarked to be used for specific purposes.


                Item 5. Determination of Offering Price.

Our shares are not currently traded on any national market.

The shares of common stock covered by this prospectus are to be sold by our shareholders. We cannot determine the price that our shareholders will require in order to sell their stock.

The option price for the Employee Incentive Plan was determined by using the same price that investors were willing to pay for the Company's Common shares during a recent private offering. See Item 26 - "Recent Sales of Unregistered Securities".

                            Item 6. Dilution.

The shares of common stock covered by this prospectus are to be sold by our shareholders. The Company is not selling any common equity through this registration. Therefore, this item is not applicable to the Company.

                    Item 7. Selling Security Holders.

On October 1, 2002 there was 11,634,535 shares of the Company's common stock issued, and a further 967,000 shares of common stock issuable upon the exercise of outstanding stock options and a further 2,300,000 shares of common stock issuable upon the exercise of outstanding warrants. As of October 1, 2002, there were 28 shareholders of record.

All the selling shareholders with the exception of Messrs. Ken Lelek, Helen Hrescak, William Nikolai, Susan Jeske, Tim Lelek, Diane Friesen, Kevin Friesen, Troy Taillon, Shawn Lelek, David Lukinuk, Michelle McQueen, Bigger Bite Holdings Ltd., Purchase Holdings Ltd., and Renewal Partners have entered into a pooling agreement dated the 8th day of April, 2002 aggregating 9,199,001 shares of our common stock. The pooled shares of common stock were deposited with an escrow agent, United Capital Securities Inc., our transfer agent. Of the 9,199,001 shares of our common stock being pooled, only 3,365,996 of the pooled shares are being registered for sale herein on behalf of the selling shareholders. For details with respect to the release of the pooled shares - See "Item
20. Market for Common Equity and Related Stockholder Matters - Pooling
Agreement".

All of the selling shareholders' shares registered hereby will become tradable on the effective date of the registration statement of which this prospectus is a part.

The following table sets forth as of October 1, 2002, (i) the name of each selling shareholder, (ii) the amount of shares of our common stock being offered by each selling shareholder, and (iii) the amount and percentage of shares of common stock to be owned by each such holder following the sale of such shareholder's stock offered by this prospectus. The number of shares of our common stock set forth below, under the caption "Amount of Shares Offered," represents the aggregate number of shares of our common stock owned by each selling shareholder. There are no rights to purchase additional shares.

                                                                                          Amount and
                                                                                          percentage
                                       Holdings(1) as    Relationship   Percentage        of Class after
Name              Address              at Oct. 1, 2002   to Hemptown    of Class - FD(2)  sale of shares(3)
----              -------              ---------------   -----------    ----------------  -----------------
Lukanuk, David    1561 Griffiths Pl.   15,000            None           0.12% - 0.10%     (*)%
                  Kelowna, B.C.
                  V1Z 2T7

Friesen, Diane    111 W. 11th Ave      7,000             Employee       0.06% - 0.05%     (*)%
                  Vancouver, B.C.
                  V5Y 1S8

Drake             6125 Patrick St      218,400           None           1.73% - 1.47%     (*)%
Enterprises(4)    Burnaby, B.C.
                  V6P 5Z9

                                 Page 11

Amoretto, Frank   6125 Patrick St.     585,067           None           4.62% - 3.93%     (*)%
                  Burnaby, B.C.
                  V5J 3B7

Friesen, Kevin    111 W. 11th Ave      22,000            Employee       0.17% - 0.15%     (*)%
                  Vancouver, B.C.
                  V5Y 1S8

Hopkins, Jim      10729 Chestnut       585,067           None           4.62% - 3.93%     (*)%
                  Place, Surrey,
                  B.C., V4N 1W4

Hrescak, Helen    4776 Collingwood     20,000            None           0.16% - 0.13%     (*)%
                  Street, Vancouver,
                  B.C. V6S 2B4

Imperial Trust(5) PO Box 161           1,041,499         None           8.23% - 6.99%     (*)%
                  Brooks, AB
                  T1R 1B3

Jeske, Susan      Box 28               2,000             None           0.02% - 0.01%     (*)%
                  Laird, Saskatchewan
                  S0K 2H0

Lelek, Ken        4670 Piccadilly S.   45,000            None           0.36% - 0.30%     (*)%
                  West Vancouver
                  B.C., V7W 1J72X7

Lelek, Shawn      Box 446              10,000            None           0.08% - 0.07%     (*)%
                  Duchess, Alberta
                  T0S 0Z0

Lelek, Tim        Box 161              10,000            None           0.08% - 0.07%     (*)%
                  Brooks, Alberta
                  T1R 1B3

Lelek, William    4703 Greenview       150,000           None           1.19% - 1.01%     (*)%
                  Drive, Calgary, AB
                  T2E 5R5

Nikolai, William  603-1818 W. 6th      2,000             None           0.02% - 0.01%     (*)%
                  Ave, Vancouver,
                  B.C.  V6J 1R6

Phillips, Leslie  1201-150 East        400,000           None           3.16% - 2.68%     (*)%
                  Keith Road,
                  North Vancouver,
                  B.C., V7L 1T8

Plato Trust(6)    PO Box 161           841,499           None           6.65% - 5.65%     (*)%
                  Brooks, AB
                  T1R 1B3

Renewal
 Partners(7)      610-220 Cambie       12,000            None           0.09% - 0.08%     (*)%
                  Street, Vancouver,
                  B.C., V6B 2M9

                                 Page 12

Socrates Trust(8) PO Box 161           991,499           None           7.84% - 6.65%     (*)%
                  Brooks, AB
                  T1R 1B3

Taillon, Troy     6188 Waltham         2,000             None           0.02% - 0.01%     (*)%
                  Ave., Burnaby
                  B.C.,  V5H 3V1

Techsonic Trust(9)PO Box 161           841,499           None           6.65% - 5.65%     (*)%
                  Brooks, AB
                  T1R 1B3

(*)  Represents less than 1% of our outstanding shares of common stock.
(1)  All shares listed are Class A Common Shares of the Company.
(2) This represents the percentage of the class owned by the security holder as at October 1, 2002. In calculating this percentage, all options and warrants exercisable within sixty days were included.
     FD represents the percentage of the class owned by the security holder as at October 1, 2002 with all options and warrants exercisable within sixty days included in the numerator and a fully diluted share amount in the denominator.
(3) Individual security holders may or may not choose to sell some or all of their securities at their discretion any time after the registration is complete. These figures assume the sale of all of the shares offered by the selling security holders.
(4) The beneficial owners of Drake Enterprises is Darcy Taylor and Robert MacDonald, both of Vancouver, British Columbia
(5) The beneficial owner of Imperial Trust is Ken Lelek of Vancouver British Columbia
(6) The beneficial owner of Plato Trust is Jasvindar Singh of Vancouver British Columbia
(7) The beneficial owner of Renewal Partners is Joel Solomon of Vancouver, British Columbia
(8) The beneficial owner of Socrates Trust is Patrick Smyth of Vancouver British Columbia
(9) The beneficial owner of Techsonic Trust is Julia Raeder of Vancouver British Columbia


The following table sets forth as of October 1, 2002, (i) the name of each holder of stock options who is a selling shareholder, (ii) the amount of shares of our common stock being offered by each selling shareholder, and (iii) the amount and percentage of shares of common stock to be owned by each such holder following the sale of such shareholder's stock offered by this prospectus.

                                                                                          Amount and
                                                                                          percentage
                                       Holdings(1) as    Relationship   Percentage        of Class after
Name              Address              at Oct. 1, 2002   to Hemptown    of Class(2) - FD  sale of shares(3)
----              -------              ---------------   -----------    ----------------  -----------------
Edmunds, Robert   307 12th Ave.        125,000(4)        CFO            0.99% - 0.84%     (*)%
                  NW, Calgary,                           Director
                  AB, T2M 0C8

Finnis, Jason     1740 Parker St.      175,000(4)        Secretary      1.38% - 1.17%     (*)%
                  Vancouver, B.C.                        Director
                  V5L2K8

Friesen, Diane    111 W 11th Ave       4,000(4)          Employee       0.03% - 0.03%     (*)%
                  Vancouver, B.C.
                  V5Y 1S8

Friesen, Kevin    111 W 11th Ave       8,000(4)          Employee       0.06% - 0.05%     (*)%
                  Vancouver, B.C.
                  V5Y 1S8

Harrison, Larisa  1740 Parker St.      175,000(4)        Employee       1.38% - 1.17%     (*)%
                  Vancouver, B.C.                        Director
                  V5L2K8

Hayes, Lesley     307 12th Ave.        50,000(4)         Director       0.40% - 0.34%     (*)%
                  NW, Calgary,
                  AB, T2M 0C8

Kroll, Jerry      2108-808 Nelson      175,000(4)        CEO            1.38% - 1.17%     (*)%
                  St., Vancouver                         President
                  B.C., V6Z 2H2                          Director

Solomon, David    10980 Farms          50,000(4)         Employee       0.40% - 0.34%     (*)%
                  Road, Mission,
                  B.C., V2V 4J1

Solomon, Joel     610 - 220 Cambie     80,000(5)         Consultant     0.63% - 0.54%     (*)%
                  St., Vancouver,
                  B.C., V6B 2M9

Zacharias, Chris  12 Linda Vista       125,000(4)        Employee       0.99% - 0.84%     (*)%
                  Cariarri,
                  Costa Rica

(*)  Represents less than 1% of our outstanding shares of common stock.
(1) These figures assume the exercise of the 967,000 stock options to purchase 967,000 shares of Common Stock of the Company and do not include shares already held, as listed elsewhere in this Registration Statement.
(2) This represents the percentage of the class owned by the security holder as at October 1, 2002 assuming that all options have vested, which they haven't. In calculating this percentage, all options and warrants exercisable within sixty days were included in the denominator. FD represents a fully diluted share amount in the denominator.
(3) Individual security holders may or may not choose to sell some or all of their securities at their discretion any time after the registration is complete. These figures assume the sale of all of the shares offered by the selling security holders.

(4) This figure represents all options granted to this individual, however the vesting of these options will be done according to the following: The vesting period begins on June 1, 2002. On June 1, 2002, 1/12 of the options issued to an individual will vest, and then an additional 1/12 on the first of each subsequent month.
(5) This figure represents all options granted to this individual, however the vesting of these options will be done according to the following: 100% of these options vest on March 28, 2003.


The following table sets forth as of October 1, 2002, (i) the name of each holder of warrants who is a selling shareholder, (ii) the amount of shares of our common stock being offered by each selling shareholder, and
(iii) the amount and percentage of shares of common stock to be owned by each such holder following the sale of such shareholder's stock offered by this prospectus.

                                                                                          Amount and
                                                                                          percentage
                                       Holdings(1) as    Relationship   Percentage        of Class after
Name              Address              at Oct. 1, 2002   to Hemptown    of Class(2) - FD  sale of shares(3)
----              -------              ---------------   -----------    ----------------  -----------------
Bigger Bite       404 - 150            900,000(5)        None           7.11% - 6.04%     (*)%
Holdings Ltd(6)   Alexander St.
                  Vancouver, B.C.
                  V6A 1B5

Drake             1450 S.W.            200,000(4)        None           1.58% - 1.34%     (*)%
Enterprises Ltd(7)Marine Drive,
                  Vancouver
                  B.C., V6P 5Z9

McQueen,          404 - 150            300,000(4)        None           2.37% - 2.01%     (*)%
Michelle          Alexander St.
                  Vancouver, B.C.
                  V6A 1B5

Purchase          48 Howe Road         900,000(5)        None           7.11% - 6.04%     (*)%
Holdings Ltd(8)   Kamloops, B.C.
                  V1S 1V1

(*)  Represents less than 1% of our outstanding shares of common stock.
(1) These figures assume the exercise of all warrants to purchase shares of Common Stock of the Company and do not include shares already held, as listed elsewhere in this Registration Statement.
(2) This represents the percentage of the class owned by the security holder as at October 1, 2002 assuming that all warrants have vested, which they haven't. In calculating this percentage, all options and warrants exercisable within sixty days were included in the denominator. FD represents a fully diluted share amount in the denominator.
(3) Individual security holders may or may not choose to sell some or all of their securities at their discretion any time after the registration is complete. These figures assume the sale of all of the shares offered by the selling security holders.
(4)  This figure represents all warrants granted to this individual
(5) This figure represents all warrants granted to this individual, however the vesting of these options will be done according to the following: The individual was granted up to 450,000 Warrant Units. For every US$2.00 lent to the company the individual will obtain the right to a single Warrant Unit. As of October 1, 2002, the individual has not lent any money to Hemptown. Hemptown has the right to refuse to accept any loans. Each Warrant Unit consists of a right to purchase one common share of the Company for US$2.00 plus one Piggyback warrant. Each Piggyback Warrant consists of a right to purchase one common share of the Company for US$4.00. The Warrant holder has 3 years from the date of issue of the Warrant Units to exercise the Warrant Units and 1 year from the exercise of the Warrant Units to exercise the Piggyback Warrants. The date of issue of the Warrant Units, if any, is August 20, 2004.

(6) The beneficial owner of Bigger Bite Holdings Ltd is Michelle McQueen of Vancouver, British Columbia
(7) The beneficial owners of Drake Enterprises is Darcy Taylor and Robert MacDonald, both of Vancouver, British Columbia
(8) The beneficial owner of Purchase Holdings Ltd is Krista Bell of Kamloops, British Columbia


                      Item 8. Plan of Distribution.

We are registering 9,068,530 shares of our common stock covered by this prospectus on behalf of the selling shareholders, which includes 5,801,530 shares of common stock already issued and held by the selling shareholders, 967,000 shares of common stock issuable upon the exercise of outstanding options held by certain selling security holders and 2,300,000 shares of common stock issuable upon the exercise of outstanding warrants held by certain selling security holders. We will not receive any proceeds from the sale of any shares by the selling shareholders. We will pay the costs and fees of registering our common stock, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of their common stock.

The shares owned by the selling shareholders are being registered pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act of 1933, which Rule pertains to delayed and continuous offerings and sales of securities. In regard to the selling shareholder's shares offered under Rule 415, we have made certain undertakings in Part II of the registration statement of which this prospectus is a part pursuant to which, in general, we have committed to keep this prospectus current during any period in which offers or sales are made pursuant to Rule 415.

Sales of the securities by affiliates of Hemptown are subject to the volume limitations imposed by Rule 144 even after registration of such securities. An affiliate who holds unrestricted securities may sell, within any three month period, a number of our shares that does not exceed the greater of one percent of the then outstanding shares of the class of securities being sold or, if our securities are trading on the NASDAQ Stock Market or an exchange at some time in the future, the average weekly trading volume during the four calendar weeks prior to such sale.

The selling shareholders may, from time to time, sell all or a portion of such shares of our common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In effecting sales, brokers and dealers engaged by the selling shareholders, may arrange for other brokers or dealers to participate. Brokers and dealers may receive commissions, discounts or concessions for their services from the selling shareholders or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated. These commissions or discounts are not expected to exceed those customary in the types of transactions involved.

The selling shareholders and any broker-dealer or agent involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, and a portion of any proceeds of sale and the broker-dealers' or agents' commissions, discounts, or concessions may be deemed to be underwriters' compensation under the Securities Act.

In addition to selling their common stock under this prospectus, the selling shareholders may transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; and the sale of such shares may be made by such transferees in the public securities markets by delivery of this prospectus to the buyers in such transactions.

We have informed the selling shareholders that the anti manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to the sales of their shares offered by this prospectus, and we have also advised the selling shareholders of the requirement for delivery of this prospectus in connection with any sale of the common stock offered by this prospectus.


                       Item 9. Legal Proceedings.

There are currently no legal proceedings involving Hemptown Clothing Inc. We are not aware of any proceedings being contemplated by any governmental authority.


 Item 10. Directors, Executive Officers, Promoters and Control Persons.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of October 1, 2002, the name, age and position of our directors and executive officers.

NAME                AGE       OFFICES HELD
----                ---       ------------
Jerry Kroll         41        Chairman of the Board, CEO, President
Jason Finnis        31        Director, COO, Secretary, Treasurer
Larisa Harrison     30        Director, VP Administration
Robert Edmunds      44        Director, CFO
Lesley Hayes        40        Director, VP Communications

The Directors hold their positions until the next annual general meeting of Hemptown's shareholders or until their successors are duly elected and qualified. Hemptown's executive officers serve at the pleasure of the Board of Directors.

The backgrounds of our directors and executive officers are as follows:

JERRY KROLL, Vancouver B.C. Since 1995, Mr. Kroll has owned and operated Ascend Sportmanagement Inc. Under this company, Mr. Kroll acts as a marketing agent, representing drivers and race teams attracting corporate sponsorship and doing corporate fundraising. Mr. Kroll has concentrated his efforts in the areas of CART, Indy Car and support event racing. Since 1998, Mr. Kroll has been involved in Hemptown as a Co-Founder, CEO, President and Director. He has broad marketing experience including wholesale and retail companies, as well as a background in the operation of franchise systems.

JASON FINNIS, Vancouver B.C. Mr. Finnis has been the Secretary of Hemptown since July 29, 2000 and a Director of Hemptown since December 15, 2000. Mr. Finnis has been working as an entrepreneur in the hemp industry since 1994. He has started and grown three different hemp enterprises since 1994 and has built a market for his products, now marketed under the Hemptown brand name, throughout North America and several cities outside North America. Mr. Finnis has established strong ties with the Federal Government of Canada and was instrumental in removing the Canadian tariff on all imported hemp fabric. Mr. Finnis has been a sought after speaker at many North American universities and conferences speaking on a wide variety of business and industrial hemp related topics. Mr. Finnis attended the University of Victoria in the Faculty of Fine Arts, and possesses broad experience in apparel manufacturing, marketing and sales.

LARISA HARRISON, Vancouver B.C. Ms. Harrison has been a Director of Hemptown since December 15, 2000. Ms. Harrison has been working in the hemp clothing industry since 1995. Ms. Harrison was instrumental in creating the growth in demand for Hemptown's products over the past years. Since 1998, Ms. Harrison has been a self-employed administrative consultant. Ms. Harrison provides human resource management, develops customized computer databases, and provides bookkeeping services for several Canadian businesses. In May of 1998 Ms. Harrison was employed by one of Canada's top providers of private label fashion to North American Department and chain stores. In this role, Ms. Harrison provided product development, sales support, and production management for a number of clients. Ms. Harrison possesses extensive experience in the apparel industry, network administration, and graphic design. Ms. Harrison is a graduate of the University of Victoria with a Fine Arts degree from the School of Music.

ROBERT EDMUNDS, C.A., Calgary, AB. Mr. Edmunds has been a Director of Hemptown since December 15, 2000. Mr. Edmunds received a Chartered Accountant designation in 1992. He has worked as the proprietor of a public practice from 1992 through 1998. Since 1998 Mr. Edmunds has been performing consulting work, providing business strategy, financial planning and accounting services for various clients in the entertainment and ecommerce industries.

LESLEY HAYES, Calgary, AB. Ms. Hayes has been a Director of Hemptown since December 15, 2000. Ms. Hayes worked as a Vice-President for Vicom Multimedia (TSX-V:VMT) from 1993 till 1998. Between 1998 and 2000, Ms. Hayes founded an Investor Relations consultancy. She has served as President, Vice President Operations, and Vice President Technology for these companies. Ms. Hayes was the Director of Creative Services for Burntsand Inc. (TSE:BRT) and served as a Director for Tyler Resources Inc. (TSX-V:TYS) and Abitibi Mining Corp. (TSX-V:NAI) since 1997. Ms. Hayes has also served on the executive of the Young Entrepreneurs Organization in Calgary for five years.


SIGNIFICANT EMPLOYEES

There are no other "significant" employees other than those mentioned.

FAMILY RELATIONSHIPS

Larisa Harrison and Jason Finnis are currently engaged to be married, with no current date set for the marriage.

Lesley Hayes and Robert Edmunds are married.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

There are no legal proceedings pending, or that have occurred in the past five years that are material to an evaluation of the ability or integrity of any persons listed herein as an Officer, Director, or significant employee.


Item 11. Security Ownership of Certain Beneficial Owners and Management.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets out all persons (including any "group", but excluding management) who is known to the registrant to be the beneficial owner of more than 5% of the outstanding Common Shares of the Company

Title of     Name and Address of         Amount and Nature         % of
Class        Beneficial Owner            of Beneficial Owner       Class - FD(1)
-----        ----------------            -------------------       -------------
Common       Bigger Bite Holdings Ltd (3)
             404 - 150 Alexander St.
             Vancouver, B.C., Canada           900,000(2)
             Michelle McQueen                                      9.49% - 8.05%
             404 - 150 Alexander St.
             Vancouver, B.C., Canada           300,000

Common       Imperial Trust(4), P.O. Box 161   1,041,499
             Brooks, Alberta, Canada                              8.59% - 7.29%
             Ken Lelek, 4670 Piccadilly        45,000(4)
             South, West Vancouver
             B.C., V7W 1J7

Common       Plato Trust(5), P.O. Box 161      841,499            6.65% - 5.65%
             Brooks, Alberta, Canada

Common       Purchase Holdings Ltd(6)          900,000(2)         7.11% - 6.04%

Common       Socrates Trust(7), P.O. Box 161   991,499            7.84% - 6.65%
             Brooks, Alberta, Canada

Common       Techconic Trust(8), P.O. Box 161  841,499            6.65% - 5.65%
             Brooks, Alberta, Canada

(1) This represents the percentage of the class owned by the security holder as at October 1, 2002. In calculating this percentage, all options and warrants exercisable within sixty days were included in the denominator and all warrants issued included in the numerator. FD represents the percentage of the class owned by the security holder as at October 1, 2002 with all options and warrants issued included in the numerator and a fully diluted share amount in the denominator.
(2) This figure represents all warrants granted to this individual, however the vesting of these warrants will be done according to the following: The individual was granted up to 450,000 Warrant Units. For every US$2.00 lent to the company the individual will obtain the right to a single Warrant Unit. As of October 1, 2002, the individual has not lent any money to Hemptown. Hemptown has the right to refuse to accept any loans. Each Warrant Unit consists of a right to purchase one common share of the Company for US$2.00 plus one Piggyback warrant. Each Piggyback Warrant consists of a right to purchase one common share of the Company for US$4.00. The Warrant holder has 3 years from the date of issue of the Warrant Units to exercise the Warrant Units and 1 year from the exercise of the Warrant Units to exercise the Piggyback Warrants. The date of issue of the Warrant Units, if any, is August 20, 2004.
(3)  Michelle McQueen is the beneficial owner of Bigger Bite Holdings
     Ltd.
(4) The beneficial owner of Imperial Trust is Ken Lelek of Vancouver British Columbia
(5) The beneficial owner of Plato Trust is Jasvindar Singh of Vancouver British Columbia
(6) The beneficial owner of Purchase Holdings Ltd is Krista Bell of Kamloops, British Columbia
(7) The beneficial owner of Socrates Trust is Patrick Smyth of Vancouver British Columbia
(8) The beneficial owner of Techsonic Trust is Julia Raeder of Vancouver British Columbia

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets out the security ownership of all directors, nominees, and officers of the Company

Title of     Name and Address(1) of       Amount and Nature         % of
Class        Beneficial Owner            of Beneficial Owner       Class - FD(7)
-----        ----------------            -------------------       -------------
Common       Robert Edmunds                    572,917 (5)         4.53% - 3.84%

Common       Jason Finnis &
             Larisa Harrison(3)                2,304,166 (4)       18.21% - 15.46%

Common       Lesley Hayes                      29,167 (6)          0.23% - 0.20%

Common       Jerry Kroll                       2,805,088 (2)       22.17% - 18.82%

Common       Executive Officers and            5,711,338(8)        45.14% - 38.32
             Directors as a Group (5 persons)

(1) The address for delivery for all management is C/O Hemptown Clothing Inc., 1307 Venables Street, Vancouver, British Columbia, V5L 2G1
(2) Mr. Kroll has been granted 175,000 options to purchase shares of our Common stock. This number includes 102,083 shares that will vest within 60 days of October 1, 2002.
(3)  Jason Finnis and Larisa Harrison own their shares jointly.
(4) Mr. Finnis has been granted 175,000 options to purchase shares of our Common stock. This number includes 102,083 shares that will vest within 60 days of October 1, 2002. Ms. Harrison has been granted 175,000 options to purchase shares of our Common stock.
     This number includes 102,083 shares that will vest within 60 days of October 1, 2002.
(5) Mr. Edmunds has been granted 125,000 options to purchase shares of our Common stock. This number includes 72,917 shares that will vest within 60 days of October 1, 2002.
(6) Ms. Hayes has been granted 50,000 options to purchase shares of our Common stock. This number includes 29,167 shares that will vest within 60 days of October 1, 2002.
(7) Percentages include all options that are exercisable within 60 days of October 1, 2002 in both the numerator and the denominator. FD represents a fully diluted share amount in the denominator.
(8) Includes all shares, and all options which will vest within 60 days of October 1, 2002.


CHANGES IN CONTROL

There are no arrangements that management is aware of that may result in a change in control of the Company.


                   Item 12. Description of Securities.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock (the "Common Stock"), without par value. The following is only a summary of provisions of our common shares. It is not complete and may not contain all the information that an investor should consider before investing in the common shares. One should carefully read our Memorandum and Articles of Association, which is included as an exhibit to the registration statement containing this prospectus.

     Common Stock

As of December 1, 2002, we had 28 holders of record with 11,634,535, shares of common stock issued and outstanding. The holders of our common stock are entitled to one vote per share for each share held on all matters to be voted on by shareholders, including election of directors. A quorum for a general meeting shall be two members or proxy holders representing two members, or one member and a proxy holder representing another member personally present at the commencement of the meeting.
The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. In the event our company is liquidated, dissolved or wound up, the holders of our common stock are entitled to share pro-rata in all assets remaining available for distribution to them after payment of all liabilities.

     Preferred stock

We are not authorized to issue shares of preferred stock; however, there are provisions of British Columbia law that permit a company's board of directors, without shareholder approval, to issue preferred shares with rights superior to the rights of the holders of common shares. As a result, preferred shares could be issued quickly and easily, adversely affecting the rights of holders of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

     2001 Performance Equity Plan

On November 23, 2001, we authorized the issuance of 887,000 options to purchase 887,000 shares of common stock to certain employees and directors (the "Options"). The Options are administered by our Board of Directors which determines the persons to whom awards will be granted, the number of awards to be granted, and the specific terms of each grant.

Awards consist of non-qualified stock options (as "Incentive" stock options under Section 422 of the Internal Revenue Code of 1986, as amended). For all options issued to employees, (including officers) the vesting period begins on June 1, 2002. On June 1, 2002, 1/12 of the options issued to an individual will vest, and then an additional 1/12 on the first of each subsequent month. The strike price for all of the options issued is $0.50 per share. The options expire on November 30, 2011.

An additional 80,000 options were granted to a consultant on April 4, 2002. 100% of these options vest on March 8, 2003. These options expire on March 23, 2003. The strike price for these options is also $0.50 per share.

The shares underlying the 967,000 stock options granted by us are being registered herein for sale by the holders.


     WARRANTS AND WARRANT UNITS

As of December 1, 2002 we had one warrant holder (Drake Enterprises Ltd.) and three Warrant Unit holders (Michelle McQueen, Bigger Bite Holdings Ltd, and Purchase Holdings Ltd). For Drake Enterprises, all warrants for the right to purchase 200,000 shares of common stock have vested, and are exercisable at US$0.25 per share.

For the Warrant Unit holders, 150,000 Warrant Units have vested with Michelle McQueen. Up to a further 900,000 Warrant Units will vest on August 20, 2004 with 450,000 to Bigger Bite Holdings Ltd., and 450,000 to Purchase Holdings Ltd.

Each Warrant Unit consists of a right to purchase one common share of the Company for $2.00 US plus one Piggyback warrant. Each Piggyback Warrant consists of a right to purchase one common share of the Company for $4.00 US. The Warrant Unit holders have 3 years from the date of vesting of the Warrant Units to exercise the Warrant Units and 1 year from the exercise of the Warrant Units to exercise the Piggyback Warrants.

     Business Combinations under British Columbia Law

Under the Company Act (British Columbia), certain business combinations, including mergers or reorganization or the sale, lease, or other disposition of all or a substantial part of a company's assets, must be approved by at least 75% of the votes cast by shareholders or, in certain cases, holders of each class of shares. Shareholders may also have a right to dissent from the transaction, in which case, a company would be required to pay dissenting shareholders the fair value of their shares provided they have followed the required procedures. The Company Act (British Columbia) also provides that a transaction such as a share exchange must be approved by a majority of minority shareholders.

     Modifications, Subdivisions and Consolidations under British
     Columbia Law

Under the Company Act (British Columbia), amendment of certain rights of holders of a class of shares, including common stock, requires the approval of not less than 75% of the votes cast by the holders of those shares voting separately as a class at a special meeting. With respect to the modification of a class of shares rights, the Company Act (British Columbia) gives such holders of that class of shares the right to dissent from such amendment and to require the company to pay them the then fair value of their shares.

     Additional Information Describing Securities

Reference is made to our Memorandum and Articles of Association which are available for inspection at our offices or which can be viewed through the EDGAR data base at http://www.sec.gov as exhibits to this registration statement on Form SB-2.

     Penny Stock Regulation

Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or listed on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities are provided by the exchange or system. The penny stock rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Because of these penny stock rules, broker-dealers may be restricted in their ability to sell our common stock. The foregoing required penny stock restrictions will not apply to our common stock if such stock reaches and maintains a market price of $5.00 or greater.


             Item 13. Interest of Named Experts and Counsel.

There are no agreements contingent upon the filing of this registration statement, and no one will receive a direct or indirect interest in the Company as a result of this registration of securities.

The validity of the issuance of the common stock offered hereby has been passed upon for us by Devlin Jensen, Barristers and Solicitors, 2550 - 555 West Hastings Street, Vancouver, B.C., V6B 4N5.

The audited financial statements of Hemptown as at December 31, 2001 and 2000, and the unauditied financial statements for the six month periods ended June 30, 2002 and 2001, appearing in this prospectus and registration statement have been prepared by Ellis Foster, Chartered Accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


    Item 14. Disclosure of Commission Position on Indemnification for
                       Securities Act Liabilities.

Our Articles of Association authorize indemnification of every person who is or was a director of Hemptown or is or was serving at our request as a director of another corporation of which we are or were a shareholder. The Board of Directors may determine whether or not to indemnify any person who is or was an officer, employee, agent, or person working to the benefit of Hemptown against all costs, charges and expenses actually incurred by him.

The directors may cause us to purchase and maintain insurance for the benefit of any person who is or may be entitled to indemnification as mentioned above against any expense or liability from which he is or may be so entitled to be indemnified and may secure such right of indemnification by mortgage or other charge upon all or any part of our real and personal property, and any action taken by the board will not require approval or confirmation by our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, or controlling persons of Hemptown pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of Hemptown in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        Item 15. Certain Relationships and Related Transactions.

There are no transactions or proposed transactions during the last two years to which we were a party, in which any director, executive officer, or a family member of any director or executive officer had or is to have a direct or indirect material interest exceeding $60,000.


                    Item 16. Description of Business.

Hemptown Clothing Inc. was incorporated under the laws of British Columbia, Canada on October 6, 1998. Since that time, we have grown from an idea to a thriving business. The current corporate structure is a private company, incorporated under the Company Act (British Columbia). We currently have 28 shareholders, and 11,234,535 shares of common stock issued and outstanding. There are a further 967,000 shares of common stock authorized to be issued upon the exercise of 967,000 outstanding stock options.

In the few years since incorporation, we have experienced significant success in marketing our products. Steady growth has yielded us with a solid market position. We currently market and sell a line of Hemp/cotton active wear: T-shirts, sweat shirts, and ball caps to wholesalers for imprinting as well as directly to consumers. Consumer awareness, acceptance and demand for this product are just beginning to grow.

As of October 1, 2002, we were dealing with 250 retailers and 10 distributors located in both Canada and the U.S. As of October 1, 2002, no single purchaser accounted for more than 8% of our overall business. With these existing avenues of distribution, we sold US$212,000 for the two quarters ending June 30, 2002. Management estimates that we will be able to turn our inventory approximately 4 times per year under current conditions.

We currently employ 6 full time employees and 1 part time employee. In addition to the current staff, we can also call upon 26 independent sewers and 2 cloth cutters, located in Vancouver, British Columbia, and several more independent sewers and cutters in China. Additional sewers and cutters are available as foreseeable demand warrants.

Our production and distribution currently takes place both in Vancouver, British Columbia, Canada and in China. In Vancouver, we occupy 6,000 square feet of warehouse/office space in Vancouver at 1307 Venables Street on a long-term lease. The lease is set to expire January 31, 2006. We pay CDN$5.61 per square foot, plus common fees for a monthly rent of CDN$4118.14. We have been granted a right of first refusal as to the purchase of the building. We do not maintain offices in China, although we do have an agent there.

The Vancouver premises serves as head office, a display showroom, inventory storage, logo screening facilities, and shipping facilities.

We have obtained trademark protection for the name "Hemptown" within Canada and the United States.

WHY HEMP?

Hemp is a centuries old plant that is hardy, strong and grows largely pest free. The common sense advantages of this rugged crop are many, and they extend right through the value chain. Benefits to the farmers include little requirement for pesticides, high climate adaptability and even improved soil quality. The processing and manufacturing steps also are less environmentally taxing than those of many other fibers (notably cotton), requiring less toxic chemicals and dyes to create finished fabric. High quality consumer goods are the end result, as hemp yields a fiber with four times the tensile strength and twice the abrasion resistance of cotton. Hemp products are naturally resistant to mold, mildew and UV rays.

A colorful and illegal cousin of hemp has created an historical resistance to the product. Since 1998, this resistance has been reduced through the legalization of industrial Hemp growing in Canada. Governments and consumers are beginning to recognize that there is as much a connection between a poppy seed bagel and heroin as there is a Hemp T-shirt and marijuana. However, the confusion is only beginning to recede. Despite this confusion, hemp based products are legal for sale throughout North America. Management considers it to be possible, but unlikely that a North American government will choose to impose any hemp specific regulation on this industry, except in the area of farming.

Cotton is simply not as eco-friendly as hemp. Each typical 100% cotton T-shirt requires one-third of a pound of pesticide and synthetic fertilizer to produce. (Sustainable Cotton Project, 1995). As a cleaner crop, hemp has no such pesticide or synthetic fertilizer requirement.
Our 55/45% blend of hemp/cotton reduces this pollution by more than half, while maintaining a comfortable, cost efficient garment. We intend for our products to play an ever-growing role in the activewear industry. Management sees an analogy to other products which eliminated environmentally damaging goods such as CFC producing styrofoam in coffee cups, food packaging, etc., and the toxic refrigerants in air conditioners and refrigerators. As with these analogous products, we intend to promote the movement of market share from cotton products, to a cleaner, better alternative.

Currently, industrial hemp is being grown in almost every Province in Canada, primarily for food and cosmetic oil production. Hemp grows easily in the Canadian climate, and when grown for textile, a secondary revenue stream is available. When hemp is used for textile, only the long fibers of the plant are required, which leaves the short, "woody" fibers as a by-product. This surplus substance is ideal for the production of fiberboard, paper and agricultural bedding.

Hemp is experiencing a renaissance. In a world made smaller with the reach of technology, the adage "think globally, act locally" is becoming a common way of thought. As the full costs of cotton production are being realized and companies are being held responsible and accountable (i.e. big tobacco) for all the environmental and health damage that they do, the market is changing. Our goal is to help build this awakening market space, and be positioned to supply this market - offering high quality, eco-smart products to a global village. A business for the new millennium, we intend to build on a strong and sustainable foundation, leveraging the growing demands of an eco-aware consumer.

THE ACTIVEWEAR INDUSTRY

As of October, 2002, management has not become aware of any meaningful competitors in the hemp active wear market. To the best of management's knowledge, the only companies that are or have been involved in this market are "mom-and-pop" operations that were likely not intended to be grown into a large scale business. In the past, these small companies have tended to go bankrupt for a variety of reasons. We appear to be the only serious company to fill this market space and have the longest operating history of any of the companies that management is aware of. Many of the remaining "mom-and-pop" operations are beginning to purchase their T-shirts from us.

We intend to gain market share in the active wear sector by converting suppliers, distributors, retailers and the buying public from environmentally unfriendly cotton products to eco-friendly hemp based products.

Our primary focus is on sales of T-shirts, golf shirts and sweatshirts, in "blank" form, to the wholesale imprinted activewear market. "Blank" activewear is typically imprinted or embroidered with a logo, design or character before it reaches the consumer. Activewear is either branded or private label. Branded products reach consumers carrying the manufacturer's label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

Based on publicly available information, we believe that sales of imprinted T-shirts at the wholesale level in the United States were approximately US$6.1 billion for 1997 and are believed to be growing at an
annual rate of 4-5%.   Management believes that growth in the imprinted
activewear market has been driven primarily by:

* significant development of the entertainment/sports licensing and merchandising businesses;
* substantial growth in the ad specialty business, for example, corporate advertising;
*    a greater use and acceptance of casual dress in the workplace;
* a growing consumer preference for apparel with a relaxed feel and look;
*    a substantial increase in tourism; and
*    an increasing emphasis on physical fitness.

Over the past several years, casual wear has become increasingly acceptable in a wider array of settings. In the workplace, for example, many employers have adopted more flexible dress codes, resulting in greater consumer demand for casual wear, including T-shirts, knit shirts and sweatshirts. Based on publicly available information, management believes that 90% of United States companies now allow their employees to wear casual clothing to work, either regularly or on special occasions, as compared to 63% in 1992.

In addition, a growing emphasis on physical fitness has spurred a substantial increase in sports participation and, as a result, has created a heightened demand for activewear. For example, based on published reports, from 1987 to 1996, the number of people in the United States participating more than once in the ten most popular sports increased by approximately 36.8 million. Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics--pre-shrunk fabrics, improved fabric weight, blends and construction--to increased product variety--including new sizes, colors and styles--have enhanced consumer appeal. We believe these trends will continue to generate demand for activewear products for the foreseeable future.

The activewear market is characterized by low fashion risk compared to many other apparel markets. While opportunity exists for product innovations and differentiation, trends or fads generally do not drive basic garment styles. The activewear industry is also characterized by significant barriers to entry, including:

* substantial capital expenditures required for vertically-integrated production;
*    large investments in inventories and working capital;
*    strong supplier relationships; and
*    established customer relationships.

The wholesale imprinted activewear segment of the North American apparel market includes a number of significant competitors, and the activewear segment overall is extremely competitive. The primary competitors in this market are Gildan Activewear Inc., based in Canada, and the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These U.S. manufacturers include Anvil Knitwear, Inc., the Bassett-Walker division of VF Corporation, the Delta Apparel division of Delta Woodside Industries, Inc., Fruit of the Loom, Inc., the Hanes Corporation division of Sara Lee Corporation, the Jerzees division of Russell Corporation, Oneita Industries Inc., and Tultex Corporation. Some of these manufacturers have moved the majority of their sewing operations offshore to reduce operating costs by lowering labor costs. There are other manufacturers of activewear outside the United States, which may have substantially lower labor costs.

TRADE REGULATORY ENVIRONMENT

The textile and apparel industries in both the United States and Canada have historically received a relatively higher degree of international trade protection than some other industries. However, this protection is diminishing as a result of the implementation of trade agreements reached in the last ten years. Taken as a whole, we believe that the current regulatory trade regime is no more burdensome to us than to our competitors.

THE HEMPTOWN WAY

Unlike cotton, working with hemp is still as much an art as it is a science. Because production lines are still small relative to cotton, and because of the diverse supply of raw material, hemp cloth is prone to considerably more inconsistencies than cotton based cloth. The inconsistencies can be in the weave, the color, the percentage of shrinkage, as well as the shrink patterns.

As a result of these inconsistencies, we have invested a considerable amount of time and effort into product research and development, as well as developing close relationships with suppliers. It is likely that the difficulties outlined above with dealing with hemp material is the key reason many of the major producers of cotton active wear have stayed away from this market. We believe that years of "hands on" experience with hemp cloth will give us a competitive advantage as the industry matures.

We currently have products manufactured both in Canada and in China.
When manufacturing in Canada, we import high quality hemp/cotton material in bulk from several manufacturers, in Asia. Although there are several dozen other suppliers of hemp material found in both Asia and Europe, consistency can become an issue when comparing one supplier's product to another. We intend to develop a relationship with one or two of our current suppliers in order to obtain favorable payment terms and to help establish consistency within the cloth.

The cloth, once delivered, is tested and cut for distribution to several sewers who are paid by the item. We are currently working with 26 independent sewers in Vancouver who work at their own facilities and have been producing a consistent product for us for several years. The garment is then returned to our facilities in "blank" form. We then ship the finished product in blank form, or, in several cases, a custom logo will be applied at our facilities prior to shipping. Products that are manufactured in Canada are mainly used to supply Canadian distributors.

When manufacturing our product in China, we oversee the manufacturing and inspect the product prior to shipping. We have an agent in China that ensures quality prior to shipment.

Our product line consists of the following core items, all marketed under the Hemptown brand:

Hefty-Hemp T-Shirt - Manufactured imported 55% hemp/45% cotton jersey fabric, the T-shirt (both long and short sleeve) serves as the foundation of the current Hemptown line. In fiscal 2001, the Hefty-Hemp T-shirt accounted for about 68% of our sales. The T-shirt is produced in natural, black, burgundy, moss green, and slate blue colors. It is easily customized with dye, screen printing, or embroidery to meet the end user's needs.

Hemptown Sweatshirt - Manufactured from imported 55% hemp / 45% cotton fleece fabric, the sweatshirt is a popular fall/winter item. In fiscal 2001, the Hemptown Sweatshirt accounted for about 1% of our sales. This product is produced in the natural blonde color, and can also be customized easily with dye, screen printing, or embroidery.

Hemptown Oxford Button-Down Shirt - Manufactured from imported 55% hemp /
               45% cotton muslin fabric, the Oxford was introduced and subsequently kept in our product line because of popular demand. In fiscal 2001, the Hemptown Oxford Button-Down Shirt accounted for about 10% of our sales. This product is produced in the natural blonde color, as well as black and mocha.

Hemptown Baseball Cap - A seasonless classic, Hemptown Baseball caps are produced from imported, woven 55%hemp / 45% cotton twill. In fiscal 2001, this product accounted for about 7% of our sales. Produced in natural and black, these six panel caps come complete with metal eyelets and an adjustable strap. Custom embroidery is easily applied to this product.

Hemptown Golf Shirt - The Hemptown Golf Shirt is produced from a 55% hemp
               / 45% cotton pique knit. In fiscal 2001, this product accounted for about 4% of our sales. We have received impressive consumer demand for the Hemptown Golf Shirt that makes a significant addition to the Hemptown core line.

Hemptown Tote Shopping Bag - As a retail store promotion, the Hemptown
               Tote Shopping Bag is a low cost item which offers a maximum area for advertising screen prints. In fiscal 2001, this product accounted for about 6% of our sales.

We intend to focus on our ubiquitous core line of products, for the foreseeable future. We will however, consider expanding the above core imprintable product line when consumer demand warrants. Such ancillary products may include jackets, button up shirts, shorts, pants, infant wear and other products.

A HEMPTOWN FRIENDLY TOMORROW

Our main focus is the sale of activewear aimed directly at the imprinted apparel market. Units are sold to value added distributors in this market as blanks, ready to be customized as required. This wholesale market is responding favorably to early efforts to promote our eco-friendly concept.

A secondary focus of ours is to sell pre-printed apparel to the retail market. The nature of our product lends itself perfectly to the active lifestyle market such as skateboarding, snowboarding, rock climbing and surfing. Professional graphic designers who are experienced in these markets may be commissioned to design the branded retail apparel. We have received excellent reaction to our brand and may base several T-shirt designs around this registered trademark. Trade shows specifically aimed towards the active lifestyle market and print advertising to support these retailers have been used extensively. Pre-printed items may also be targeted at large national retailers. Our market research indicates a strong market interest by the retail sector for our products. Management is currently negotiating with a large retailers, however further financing is required prior to completion of any agreements.

Internet sales and marketing are integral parts of our vision. We recently engaged a firm to re-design the corporate web site (www.hemptown.com) and to market the site effectively. E-commerce on both retail and wholesale (password required) levels are important aspects of the site as well as direct access to inventory and manufacturing schedules for our authorized representatives. A simple Vendor Managed Inventory (VMI) system may eventually be initiated to ensure our distributors never run out of Hemptown product.

In addition to being positioned in a market that management expects to increase exponentially over the next several years, we are aggressively marketing ourselves in order to ensure that "Hemptown" is the premier name in hemp activewear. The marketing initiatives currently being planned by us include the following:

* We intend to capture mind and market share quickly and effectively in the corporate activewear market by leveraging a network of wholesalers with a unique and valued product offering. We are working towards the development of a reliable order book of recurring sales to wholesalers. This may be addressed by executing effective co-marketing programs to increase market awareness and acceptance for the hemp market and, more specifically, our products.

* We intend to implement a public relations strategy that leverages a small media budget with existing interest and fascination with this age-old product.

* We intend to use the Internet to enhance a full supply chain communication, provide scalability and offer e-commerce advantages to all our customers.

* We intend to make attendance at industry trade shows a priority. It has been our experience that having a small but effective booth at trade shows allows management and the sales team to meet with key distributors, as well as retailers looking for the "next hot item".

* We intend to take advantage of the mass appeal that is brought about by celebrity endorsement. Many celebrities consider it to be almost an obligation to use their celebrity status to further worthwhile causes. Most informed people agree that one of the most pressing global issues is the environment. As such, we have experienced warm receptions from the few celebrities that have been approached.

Over the past years we have thoroughly explored many sales channels for our core group of products. These have included: sports retailers and manufacturers; boutique stores and small retail chains; department stores; corporate active wear distributors (imprinted); Internet - direct distribution.

A SWOT (Strengths, Weaknesses, Opportunities, Threats) analysis has been completed for each of these distribution channels, and an understanding that has been gained of the financial, management and sales strategy required to succeed in each.

     Sportswear - Retail

Strengths: This market has a natural affinity for the hemp apparel message. Snowboarders, mountain bikers, hikers, rock climbers and other outdoor enthusiasts tend to have great concern for the environment, and value the eco-friendly message these products have. There is a large and growing market with favorable demographics and no established market leader offering hemp apparel. Strength, wearability, UV protection and mold/mildew resistance are valuable qualities in athletic wear.

Weaknesses: This market has a fragmented supply chain, and a fickle consumer. Current feedback in this market space from retailers and distributors is that the products must be more 'sport specific' and less costly.

Opportunity: Hemptown Director Jerry Kroll is active in the sports marketing industry, and can provide athlete relationships and industry knowledge. This market is very trend/fashion conscious and is likely to be early adopters of this hemp apparel.

Threats: This is a brand-dominated market, and investment is required to build brand recognition. Good market foresight is required to choose a market leader to private label/co-brand with.
          Seasonal/sport specific and fashionable designs are required to gain significant success in this market.

     Boutiques and Small Retail Chains

Strengths: A number of small hemp/eco-friendly retail outlets have gained a foothold across North America in the past few years. Their clients tend to have great concern for the environment, and value the eco-friendly message carried by these products. This is a niche market where we have experienced promising early results. The market is characterized by steady growth, favorable demographics and no established market leader offering hemp apparel. The strong eco-friendly message is very important in this market, as well as the strength and wearability of the products. The gross margins can be quite strong, averaging approximately 50%.

Weaknesses: A fragmented supply chain and a fickle consumer also characterize this market. Expansion from a core group of products may be required, and we may have to move towards the ever-changing fashion/seasonal products.

Opportunity: There have been requests and purchase orders for an expanded product line. Currently there are no established market leaders. Additional partnerships with eco-friendly retail outlets such as 'The Body Shop' and other leading retailers can also be pursued.

Threats: Significant capital investment to build brand is required and fashionable designs are vital to gain success in this market. Seasonal products, designers and samples require larger investment in inventory and have more risks. Co-branding and private label manufacturing offer less barrier to entry.

     Department Stores

Strengths: We have been approached to become a new supplier to several major retailers. Potential sales volumes would be in the tens of millions of dollars annually.

Weaknesses: This market requires ongoing design to keep up with fashion trends. Margins are relatively slim.

Opportunity: Co-promotion and floor space in major national retailers offers access to a mass market in a short time frame. The legitimacy implied with presence in a department store can assist with mass-market education and acceptance. Potential co-branding with celebrities would provide a niche line for the retailer to offer.

Threats: Retailers are very powerful. Orders can be refused or cancelled with little or no notice, and four product lines a year would need to be produced and managed. More sophisticated Information Technology systems would be required to manage the information needed to remain profitable.

     Corporate Activewear / Private Label

Strengths: This market has represented the best initial return on investment for us. Strength, wearability, UV protection and mold/mildew resistance are value-added differentiators in this homogeneous market for activewear. This product is a unique alternative to cotton in a market that is searching for new and novel products to differentiate themselves from their competitors.

Weaknesses: This market has a fragmented supply chain, and a distant end consumer. Mass education is required to push the product through the distributors to the end user. This market is very price sensitive and requires a low cost point. There is minimal current value and recognition in this market for the environmental advantages of hemp. The stigma of hemp will likely require education to recast it as a cleaner, better alternative to cotton.

Opportunity: In 1999 the US wholesale market for T-shirts was US $6 billion - and there were over 45,000 screen printers/embroiderers operating in the U.S. Industry drivers and growth forecast is to remain strong in coming years. The competitors are consolidating, with fewer industry leaders offering very similar products. There are no significant 'green' players currently in the market to take advantage of a change in consumer awareness.

Threats: Investment is required to lower our product costs and determine a market leader with which to private label and/or co-brand. A few large players are dominating the cotton market with the largest company representing 10% market share (10.7 million dozens). Focus is on low cost producers and e-commerce advantages like Vendor Managed Inventory (VMI) and Enterprise Resource Planning (ERP) links.

     Internet

Strengths: This market has a natural affinity for the retail hemp apparel message as many of the so-called rebels who lead the online revolution value the eco-friendly message these products carry. The Internet distribution channel is growing exponentially, especially within the demographics of those most likely to appreciate and purchase our products. There is currently no established market leader offering hemp apparel. Strength, wearability, UV protection and mold/mildew resistance can be value-added features of what management believes could be a trendy product line. Our existing web site, www.hemptown.com offers product information and an entry-level e-commerce section allowing customers to purchase our apparel online at a reasonable cost.

Weaknesses: This market is large but unstructured. Internet marketing strategies are just beginning to be understood and true e-commerce can be expensive to implement unless volume warrants it. Shipping costs can become a deterrent for people looking at small orders.

Opportunity:  Growth figures in this medium are staggering.  Effective
          PR, 'viral' marketing and other low cost, creative strategies can sometimes create very high ROI. Low scalability costs and high volumes of potential customers are a very attractive combination.

Threats: Investment is required to build brand recognition. Many Internet retailers have failed or are struggling to define a profitable business model and current market skepticism is high in the Internet market place.

We are currently focusing on the use of a small sales force to market our products. We have enjoyed considerable success through the attendance of trade shows where hundreds of leads can be obtained. It has been our experience that there is considerable pent-up demand for our products, with many purchasers unsuccessfully having sought hemp products in the past.

One of our long-term objectives is to vertically integrate our organization. Hemp is currently being grown within every Province of Canada. Unfortunately, there are currently no mills within Canada or the US that create cloth from the hemp being farmed. We intend to vertically integrate our business by expanding into the business of creating cloth from raw hemp.

Since industrial hemp was re-legalized in Canada in 1998, it has generated much interest from farmers and the Canadian Government. We have aligned ourselves with several European manufacturers of industrial hemp processing equipment, who are interested in assisting in the establishment of processing mills in Canada using their technology and financial resources. As part of this plan, we will pursue government job creation subsidies and explore potential tax benefit and credit programs.

We estimate that the cost to implement this vertical integration is approximately $40,000,000 CDN. We intend to raise the capital required through either a public or private offering within the next 5 years in order to realize this goal. Ongoing discussions with key government representatives indicate that grants and incentives are very likely for this industry.

We plan to emulate the success of Canada's number one activewear manufacturer, Gildan Activewear Inc. Since Gildan's entry into the North American activewear market in 1992, their sales have grown from 200,000 dozen units in 1993 to ten million dozen units in 1999, which represents slightly less than ten percent of the total North American activewear market of 118.7 million dozen units. In 1999 Gildan rotated their CDN $100 million inventory more than three times to reach a total annual revenue of CDN $334.2 million, on a 26.2% gross profit margin, net profit of 7.2%. Of interest, Gildan has begun vertical integration with the purchase of a Honduran manufacturing plant. Gildan's shares are traded on both the TSE and NYSE under the ticker symbol GIL.A and GIL respectively.

HEMPTOWN'S TARGET MARKETS

Our potential market is large, with several 'low hanging fruit' targets. As a producer of eco-friendly promotional apparel, the market reach spans from a consumer purchasing a single T-shirt from our website, to large scale distributors who supply the screen printing and embroidery industries and purchase in the hundreds of thousands of units. A comprehensive list of potential sales targets is detailed below.

Distributors: This customer base purchases on a large scale and then resells the blank products to value-added distributors. Established market leaders such as Gildan, Fruit of the Loom, and Anvil promote their products through these avenues.

Value-Added Distributors: This market includes companies that purchase the blank products, customize them and resell to retail markets. For example, the "No Fear" T-shirt company purchases blank T-shirts, prints them, and then sells them to retailers. This market also includes screen printers and embroidery companies who purchase blank product and then customize them to individual requests. Some of these distributors will also carry their own inventory of product.

Restaurants and Bar Wear: Virtually every bar and restaurant produces logo apparel to promote their establishment. We have sales representatives in place targeting this market and initial feedback is very positive.

Promotional Wear: T-shirts are a mainstay in the promotional apparel segment. The unique aspect of our clothing is appealing to corporations ranging from retail to manufacturing companies. We have experienced success in this market and plan to continue expanding our market share.

Environmental Groups: The very nature of our merchandise lends itself perfectly to this market. Companies with a mandate of protecting the environment are obvious market targets. They can continue to market the advantages of hemp as they promote 'their' hemp clothing.

Fundraising: Our products are well suited for environmentally conscious schools, teams, and groups looking to raise funds for projects or charities.

University/Colleges: Campus bookstores carry school logo apparel. The eco-friendly message, coupled with school pride, make this a strong potential market for our products.

Concerts/Sports: The environmental message offered by our product is important to many groups, such as the popular bands "Indigo Girls" and "Phish", while for others the 'subculture' message of the product is exploited, through artists such as Snoop Dogg. Sports teams may find increased sales and interest in their promotional wear, through the novelty of the hemp fabric products.

Product Licensing: From beverage producers to the film industry, the sale of promotional products is licensed to individual companies. Combining profitable license holding companies with our trendy and unique Hefty-Hemp T-shirts is a market that has been addressed. We currently have ties to several such companies and preliminary sales have gone well.

Consumer Direct: We have placed our product within the reach of millions of consumers throughout the world by offering our products online. Proper web site marketing and promotion would target this profitable revenue stream.

ENVIRONMENTAL REGULATION

Our operations are subject to various environmental and occupational health and safety laws and regulations. We believe that we are in compliance with the regulatory requirements of British Columbia. We will continue to make expenditures to comply with these requirements, and we do not believe that compliance will have a material adverse effect on our business. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or any associated offsite disposal locations, or if contamination from prior activities is discovered at any of our properties, we may be held liable. While the amount of such liability could be material, we endeavor to conduct our operations in a manner that reduces such risks.

REPORTS TO SECURITY HOLDERS

We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required.

We have not previously filed reports with the Securities and Exchange Commission, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information as to the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically at http://www.sec.gov. A direct link to Hemptown's filings kept at the SEC's web site can be found on our web site at http://www.hemptown.com.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

BECAUSE WE ARE A CANADIAN COMPANY, YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS AGAINST US

We are a company incorporated under the laws of the Province of British Columbia, Canada. A majority of our directors and officers reside in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our directors or officers outside the United States. If an investor was able to obtain a judgment against us or any of our directors or officers in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in Canada. We have been advised by our Canadian counsel that there is doubt as to the enforceability, in original actions in Canadian courts, of liability based upon the United States Federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the Untied States Federal securities laws. Therefore, it may not be possible to enforce those actions against us or any of our directors or officers.


   Item 17. Management's Discussion and Analysis or Plan of Operation.

The following discussion is intended to provide an analysis of our financial condition and should be read in conjunction with our financial statements and the notes thereto. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for our growth, trends in the results of its development, anticipated development plans, operating expenses and our anticipated capital requirements and capital resources. Our actual results could differ materially from the results discussed in the forward-looking statements.

OVERVIEW

Hemptown Clothing Inc. ("Hemptown") is a Vancouver, Canada based importer and distributor of hemp blend active wear for wholesale distribution. We raised over $225,000 in private placement funding during fiscal year 2001, which enabled us to increase inventory levels and marketing efforts. As of June 30, 2002, we have raised an additional $427,000 in private placement funds and subsequent to June 30, 2002, we have raised an additional $100,000 in private placement funds and $50,000 in convertible debt financing to continue to finance our growth.

This management's discussion and analysis focuses on key statistics from the unaudited Financial Statements for the first two quarters of 2002 and the Audited Financial Statements for the year ended December 31, 2001, and pertains to known risks and uncertainties relating to the manufacturing sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with our Financial Statements and related notes and material contained in other parts of this registration statement.
All monetary amounts are expressed in US dollars.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED
JUNE 30, 2002

RESULTS OF OPERATIONS

===================================================================================
                                Six months ended
                                  JUNE 30, 2002       JUNE 30, 2001      % CHANGE
Revenues                           $  212,293          $   52,645          403%
Gross Margin                       $   27,785          $   15,800          176%
Net Loss                           $ (129,454)         $  (25,537)         507%
Basic and Diluted Earnings (Loss)
 Per Share                         $    (0.01)         $     0.00
===================================================================================

REVENUES

Revenue for the first two quarters ending June 30, 2002 was $212,000, a 403% increase over revenues of $53,000 in the first two quarters of 2001. This $212,000 is comprised of revenues in the first quarter of $67,000 and $145,000 in the second quarter of 2002, representing a 216% quarter over quarter growth.

Revenue continues to increase as we service larger customers and significantly strengthen product volumes. These volume increases have enabled significant reductions in the costs of raw materials, production and transportation, enabling a higher margin, lower price point. This new price point makes Hemptown products more cost competitive with comparable 100% cotton products. We sell primarily to wholesale distributors, approximately 75% of which are based in the United States. As increased funding and cash flow facilitates continued price reductions and increased marketing efforts, Hemptown's products can fill a greater share of the imprinted T-shirt market.

The primary constraint for revenue growth is availability of funding for inventory. Our share of the imprinted T-shirt market is currently far less than 1%. Further financing will allow us to provide product to meet growing customer demand, which continues to outpace our inventory supplies.

It is anticipated that revenues will continue to grow significantly in the coming quarters as equity financings enable increased inventory levels and marketing efforts.

EXPENSES

Cost of goods sold for the first two quarters of 2002 was $185,000 on sales of $212,000 generating a gross margin of 13.1 %. Comparative cost of goods sold for the first two quarters of 2001 was $37,000 on sales of $53,000 generating a gross margin of 30%. This decline in gross margin in 2002 is a blend of a negative gross margin for the first quarter of (18.9%) and a more representative gross margin of 27.8% for the second quarter. The first quarter anomaly was created when all remaining higher cost Canadian manufactured inventory was sold at the new lower pricing. This pricing decision was made to seed the demand being created for the new lower cost Chinese manufactured product in advance of its arrival. This lower cost product represented a small portion of the Q1 volume and the majority of the Q2 volume. Costs of goods sold will likely continue to drop another 20-25% as higher volumes support further price reductions, and consequently, Hemptown's gross margin is anticipated to continue to improve.

Advertising and promotion was $40,000 in the first two quarters of 2002 versus $6,000 in the first two quarters of 2001, as a portion of the increased financial resources were directed to marketing efforts. These efforts included attendance at all three major Imprinted Sportswear Tradeshows in the US in Q1, and additional travel and meetings with a growing number of existing and potential distributors in Q2.

Legal and accounting fees increased to $15,000 in the first two quarters of 2002 from $1,000 in the comparative period in 2001, as a result of fulfilling the increased reporting requirements associated with preparing for public listing.

Rent expense increased to $16,000 in the first two quarters of 2002 from $8,000 in the comparative period of 2001.This increase was the result of a move from a small facility to a highly visible warehouse location in the heart of Vancouver's garment district. This new location provides future flexibility for expansion and effectively supports the operation through its current growth phase. Rent payments for 2002 will remain at $8,000 per quarter as we have signed a long-term lease for this facility at favorable lease rates.

Salaries and wages for the quarters ended June 30, 2002 were $55,000, which is a substantial increase over comparable 2001 costs of $10,000. This is a result of increasing our staff from a part time effort in 2001 to a number of key full time employees in 2002 to support and generate our increased activities.

EARNINGS

Net loss for the first two quarters of 2002 was $(129,000) versus a net loss of $(26,000) for the first two quarters of 2001. Basic and fully diluted loss per share was $(0.01) for the first two quarters of 2002 as compared to $0.00 for the first two quarters of 2001. Cash flow from operations for the six month period ended June 30, 2002 totaled $(299,000) as compared to $(45,000) for the same period of 2001. This increase in net loss, and the increased cash used in operations, reflects the substantial investment made in inventory, marketing and personnel to grow the business. This net loss is projected to turnaround as higher volumes of lower cost products with increased margins are sold.

BUSINESS EXPANSION

We continued to expand our base of operations in the first two quarters of 2002, as the private placement capital allowed for investment in personnel and marketing activities including increased trade show activities, an enhanced website with a number of key URL's, and printed promotional materials. This investment also financed increased inventory levels of lower cost product, to support increased sales levels and reduce delivery times.


CAPITAL EXPENDITURES

Capital asset spending in the first two quarters of 2002 was $10,000 for computer equipment and web development compared to $2,000 spent on warehouse fixtures and renovations in the first two quarters of 2001. There are no significant ongoing capital commitments.

LIQUIDITY AND CAPITAL RESOURCES

As at October 1, 2002, we had no ongoing bank indebtedness, although banking relationships have been maintained to facilitate international purchases of raw materials and finished goods. We have subsequently secured favorable purchase payment terms from our suppliers in Asia of a 30% order deposit, with the balance payable in 90 days. In addition, we are currently negotiating Purchase Order Financing facilities of up to $10 million, as well as factoring facilities for up to 70% of current Accounts Receivable.

We are currently reliant on external investment to finance ongoing operations, as we are not yet operating profitably. In the first quarter of 2002 we successfully completed private placements totaling $427,000, and subsequent to June 30, 2002 we have raised an additional $100,000 in private placement funds and $50,000 in convertible debt financing. These capital resources will continue to finance the projected growth for this coming year and further volume driven reductions in the cost of goods sold. We anticipate achieving profitability by the second quarter of 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2001

RESULTS OF OPERATIONS

===================================================================================
                                   YEAR ENDED          YEAR ENDED       % CHANGE
                                      2001               2000
Revenues                           $  126,068          $   39,014          323%
Gross Margin                       $   38,507          $    6,596          584%
Net Loss                           $  (94,391)         $  (40,998)         230%
Basic and Diluted Earnings
 (Loss) Per Share                  $    (0.01)         $    (0.01)
===================================================================================

REVENUES

For the year ended December 31, 2001, our gross revenues of $126,000 represented a more than threefold increase of over the $39,000 recorded for the previous year. Subsequent to the funding received in fiscal 2001, sales revenues increased sharply as customer demand could be met with a larger inventory base.

EXPENSES

Cost of Goods sold for 2001 were $87,000 (69.5% of sales) compared to $32,000 (83.1% of sales) for 2000. This year over year decrease can be attributed to reduced manufacturing costs resulting from increasing volumes. Hemptown realized a gross margin of 30.5% for the year ending December 31, 2001, compared to 16.9% for 2000.

Advertising and promotion expenses increased to $21,000 in 2001, compared to $9,000 in 2000. This was a result of the efforts to educate imprint and garment industry leaders about the advantages of the hemp fiber and to build brand awareness for Hemptown Clothing Inc. Our communications charges also increased as a result of increased communications with US based contacts and customers.

Rent expense increased to $23,000 in 2001 from $4,000 in 2000 as we moved from a small facility to a highly visible warehouse location in the heart of Vancouver's garment district. This new location provides future flexibility for expansion and effectively supports the operation through its current growth phase.

Salaries and wages increased to $41,000 in 2001 from $3,000 in 2000. This rise was a result of staff growing from a part time effort in 2000 to a number of key employees in 2001 to support our increased activities.

EARNINGS

Net Loss for the year ended December 31, 2001 totaled $(94,000), versus $(41,000) recorded for the year ended December 31, 2000. Basic and fully diluted loss per share amounted to $(0.01) for both 2001 and 2000. Cash flow from operations for the year ended December 31, 2001 totaled $(133,000), versus $(16,000) in 2000. Significant investments in marketing and infrastructure have created the losses in 2001 and 2000, as we aggressively pursue creating market share for our hemp products.

BUSINESS EXPANSION

We began to expand our base of operations in 2001, as the private placement funding received in the latter half of 2001 financed sufficient inventory levels to support increased sales.

CAPITAL EXPENDITURES

Additions to capital assets for 2001 were $7,000 compared to $5,000 for
2000.   There are no significant ongoing capital commitments.

LIQUIDITY AND CAPITAL RESOURCES

At fiscal year end 2001, we had no ongoing bank indebtedness, although banking relationships have been established to facilitate international purchases of raw materials and finished goods. We are currently reliant on external investment to finance ongoing operations, as we are not yet operating profitably. In fiscal 2001 we successfully completed private placements totaling $225,000 that financed the initial inventory levels and infrastructure required to support our increasing sales levels. Subsequent to December 31, 2001, we have raised an additional $527,000 in private placement funding, and an additional $50,000 in convertible debt. We anticipate achieving profitability for the second quarter of 2003.

ENVIRONMENTAL MATTERS

We operate with a high level of respect for protecting the environment and are not aware of circumstances that would create any significant financial responsibility for environmental matters.

MANAGEMENT AND FINANCIAL CONTROLS

We maintain management and accounting policies, procedures and controls that are sufficient, in the opinion of management, to result in reliable financial reports and provide adequate controls over our assets.

BUSINESS RISKS AND FUTURE OUTLOOK

The demand for our products is largely dependent upon the level of acceptance and understanding of the hemp fiber in the wholesale and consumer sectors. Market size for hemp clothing products and our relative share of this market will be affected by a number of factors, which include general understanding and awareness, continuing growth in environmental awareness, taxation and government regulations, and general economic conditions. We are attempting to mitigate some of these risks through education and employing well-known athletes and other celebrity spokespeople to endorse our products.

As we continue to expand our operations internationally, we must be aware of any inherent business risks associated with doing so. We have attempted to mitigate these risks by establishing distribution channels with partners who are familiar with the economic climate and have experience in the regional jurisdictions being explored.

We believe our liability and property insurance is adequate and consistent with common industry practice.

A significant and growing portion of our revenue is received in US dollars and a substantial portion of the company's operating expenses is incurred in Canadian dollars. As a result, a change in the value of the Canadian dollar relative to the U.S. dollar could materially affect the company's operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against income for the period incurred.

        Item 19. Certain Relationships and Related Transactions.

There have been no Related Transactions occurring in the last 2 years that have been greater than US$60,000.

   Item 20. Market for Common Equity and Related Stockholder Matters.

There are currently no markets where our common equity is traded.

Except for director, officer, employee and consultant stock options, and warrants issued to third parties as described elsewhere in this document, there are no options, warrants to purchase, or securities convertible into our common equity. On November 23, 2001, the Board of Directors approved the issuance of stock options to our directors, officers and employees. As of October 1, 2002, 887,000 shares were optioned to directors, officers and employees at a strike price of $0.50. In all cases, 1/12 of the options granted vest on June 1, 2002, and an additional 1/12 of the original amount granted is vested on the first day of each subsequent month. These stock options granted on November 23, 2001, have an expiry date of November 30, 2011. On May 23, 2002, an additional 80,000 stock options were granted to a consultant effective April 4, 2002. 100% of these shares vest on March 8, 2003. The strike price for these options has been set at $0.50 per share. These stock options granted on May 23, 2002 have an expiry date of March 23, 2003.

Our common equity that, as of October 1, 2002, could be sold pursuant to Rule 144 and are not being registered pursuant to this Registration would include shares issued to the founders up to July 29, 2000. The following is a comprehensive list of those founders and their share holdings as at November 1, 2001:

Name                     Date Shares were Issued       Holdings as at November 1, 2001
----                     -----------------------       -------------------------------
Edmunds, Robert              July 29, 2000(1)                      500,000

Finnis, Jason David &
Harrison, Larisa Elizabeth   July 29, 2000                       2,100,000

Imperial Trust(2)            July 29, 2000(1)                      841,499

Kroll, Jerry                 July 29, 2000                       2,703,005

O'Day, Daniel Owen           July 29, 2000                         330,000

Plato Trust(3)               July 29, 2000(1)                      841,499

Socrates Trust(4)            July 29, 2000(1)                      841,499

Techsonic Trust(5)           July 29, 2000(1)                      841,499

Weril Investments(6)         July 29, 2000                         200,000

     (1) These shares were initially issued on July 29, 2000 to Jerry Kroll and then subsequently transferred to the listed individual on April 9, 2001 at the founders price of $0.00001 per share.
     (2) The beneficial owner of Imperial Trust is Ken Lelek of Vancouver British Columbia and 400,000 shares of the stated amount of 841,499 shares were subsequently transferred.
     (3) The beneficial owner of Plato Trust is Jasvindar Singh of Vancouver British Columbia
     (4) The beneficial owner of Socrates Trust is Patrick Smyth of Vancouver British Columbia and 450,000 shares of the stated amount of 841,499 shares were subsequently transferred.
     (5) The beneficial owner of Techsonic Trust is Julia Raeder of Vancouver British Columbia
     (6) The beneficial owner or Weril Investments is Chris Zacharias of Cariarri, Costa Rica

As of December 1, 2002, the Company had 28 shareholders on record, with a total of 11,634,535 shares issued and outstanding. The following is a list of the Common shares that the Company is looking to register for sale on a public market:

Name                     Holdings as at December 1, 2002
----                     -------------------------------
Amoretto, Frank                     585,067
Drake Enterprises(1)                218,400
Friesen, Diane                        7,000
Friesen, Kevin                       22,000
Hopkins, Jim                        585,067
Hrescak, Helen                       20,000
Imperial Trust(2)                 1,041,499
Jeske, Susan                          2,000
Lelek, Ken                           45,000
Lelek, Shawn                         10,000
Lelek, Tim                           10,000
Lelek, William                      150,000
Lukanuk, David                       15,000
Nikolai, William                      2,000
Phillips, Leslie Anne               400,000
Plato Trust(3)                      841,499
Renewal Partners(4)                  12,000
Socrates Trust(5)                   991,499
Taillon, Troy                         2,000
Techsonic Trust(6)                  841,499
                                    -------
          Total                   5,801,530

     (1) The beneficial owners of Drake Enterprises are Darcy Taylor and Robert MacDonald, both of Vancouver, British Columbia
     (2) The beneficial owner of Imperial Trust is Ken Lelek of Vancouver, British Columbia
     (3) The beneficial owner of Plato Trust is Jasvindar Singh of Vancouver British Columbia
     (4) The beneficial owner of Renewal Partners is Joel Solomon of Vancouver, British Columbia
     (5) The beneficial owner of Socrates Trust is Patrick Smyth of Vancouver, British Columbia
     (6) The beneficial owner of Techsonic Trust is Julia Raeder of Vancouver, British Columbia

Also being registered are the following options to purchase shares of the Company

Edmonds, Robert                     125,000
Finnis, Jason                       175,000
Friesen, Diane                        4,000
Friesen, Kevin                        8,000
Harrison, Larisa                    175,000
Hayes, Lesley                        50,000
Kroll, Jerry                        175,000
Solomon, David                       50,000
Solomon, Joel                        80,000
Zacharias, Chris                    125,000
                                    -------
          Total                     967,000

Also being registered are the following warrants to purchase shares of the Company

Bigger Bite Holdings Ltd(1)         900,000
Drake Enterprises Ltd(2)            200,000
McQueen, Michelle                   300,000
Purchase Holdings Ltd(3)            900,000
                                    -------
          Total                   2,300,000

     (1) The beneficial owner of Bigger Bite Holdings Ltd is Michelle McQueen of Vancouver, British Columbia
     (2) The beneficial owners of Drake Enterprises Ltd are Darcy Taylor and Robert MacDonald, both of Vancouver, British Columbia
     (3) The beneficial owner of Purchase Holdings Ltd is Krista Bell of Kamloops, British Columbia

As of December 1, 2002, there were no other classes of shares optioned or subject to a warrant to purchase.

We do not plan to issue dividends for the foreseeable future.

Holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors. The Board of Directors of the Company may, from time to time, declare and we may pay dividends in cash, property, or its own shares, except when we are insolvent or when the payment thereof would render us insolvent. The board is not obligated to declare a dividend. We have not paid any dividends since our inception. It is not anticipated that dividends will be paid in the foreseeable future.

POOLING AGREEMENT

All recipients of founders shares with a purchase price of CDN$0.00001 per share have entered into a pooling agreement. A copy of the complete pooling agreement has been attached to this registration statement as an exhibit. All parties to the pooling agreement have agreed to the following terms:

* The Parties severally agree each with the other in accordance with the following:

          (a) Each Party is allowed to sell the lesser of either 5% of their holdings per month or such amount as calculated by an average daily trading volume formula as set out in 1(b).
          (b) The daily trading volume formula shall be equal to 50% of the previous month's average daily volume. In the case of the first trading month, the Parties shall sell no shares.
          (c) This restriction on trading volume shall become effective upon signing, and extend till one of the following has occurred:
               1. 24 months have elapsed, starting from the date the Company's shares are first traded on a public exchange, or
               2. the Company's shares are trading under either a full Nasdaq, NYSE or a TSE listing.

The following is a list of all the parties to the pooling agreement, as well as the number of shares that are subject to the pooling agreement.

                                             NUMBER OF SHARES
NAME OF PARTY                                INCLUDED IN THE POOL
-------------                                --------------------

Amoretto, Frank                                100,000

Drake Enterprises Inc(1)                       100,000

Edmunds, Robert                                500,000

Finnis, Jason / Harrison, Larisa             2,100,000

Hopkins, Jim                                   100,000

Imperial Trust(2)                              441,499

Kroll, Jerry                                 2,703,005

Lelek, William                                 150,000

O'Day, Daniel                                  330,000

Phillips, Leslie Anne                          400,000

Plato Trust(3)                                 841,499

Socrates Trust(4)                              391,499

Techsonic Trust(5)                             841,499

Weril Investments Inc(6)                       200,000
                                               -------

          Total                              9,199,001

     (1) The beneficial owners of Drake Enterprises Inc are Darcy Taylor and Robert MacDonald, both of Vancouver, British Columbia
     (2)  The beneficial owner of Imperial Trust of Vancouver, British
          Columbia
     (3) The beneficial owner of Plato Trust is Jasvindar Singh of Vancouver, British Columbia
     (4) The beneficial owner of Techsonic Trust is Julia Raeder of Vancouver, British Columbia
     (5) The beneficial owner of Weril Investments Inc is Chris Zacharias of Cariarri, Costa Rica

EXCHANGE CONTROLS

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See the section captioned "Taxation" herein below.

There is no limitation imposed by Canadian law or by the Articles of Association or other charter documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada), as amended (the
"Investment Act").

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a "non-Canadian" as defined in the Investment Act, unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

An investment in common shares of the Company by a non-Canadian that is a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equalled or exceeded $218 million, the threshold established for 2001, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

An investment in common shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the common shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company's business. The acquisition of less than a majority, but one-third or more of the common shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the common shares.

The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

     (a) an acquisition of common shares of the Company by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

     (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

     (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

TAXATION

The following comments summarize the material Canadian Federal Income Tax consequences for a shareholder of the Company who is a non-resident of Canada and who is a resident of the United States. These comments are intended to provide only a brief outline and are not a substitute for advice from a shareholder's own tax advisor for the specific tax consequences to them as a result of their individual circumstances. They do not anticipate statutory or regulatory amendments. There is a reciprocal tax treaty between the United States and Canada.

The provisions of the Income Tax Act (Canada) (the "Tax Act") are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention, 1980 (the "Convention").

Under Article X of the Convention, dividends paid by Canadian corporations to non-resident U.S. shareholders are subject to a withholding tax of 15%. The rate of withholding tax on dividends is reduced to 5% if the beneficial owner is a U.S. company, which owns at least 10% of the voting stock of the company paying the dividend.

A U.S. shareholder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the shareholder thereof and the U.S. shareholder is not entitled to relief under the Treaty.

A Common Share will be taxable Canadian property to a U.S. shareholder if, at any time during the 60 month period ending at the time of disposition, the U.S. shareholder or persons with whom the U.S. shareholder did not deal at arm's length owned, or had options, warrants or other rights to acquire, 25% or more of the Registrant's issued shares of any class or series. In the case of a U.S. shareholder to whom Common Shares represent taxable Canadian property, tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty.

The Convention gives protection to United States residents from Canadian tax on certain benefits derived from the alienation of property. There is no protection for a gain on a disposition of shares the value of which is derived principally from real property in Canada. The Company's operations are such that the Company does not intend to hold real property in Canada.

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a "deemed disposition" under the Tax Act, including the "deemed disposition" arising from the death of a taxpayer.

The reader should be aware that the Company could be considered as passive foreign investment company for United States federal income tax purposes. Under section 1296 of the Internal Revenue Code of the United States, a foreign corporation is treated as a foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

Because the Company may have been a PFIC for the period ended June 30, 2002 and for its year ending December 31, 2001, and may have been a PFIC for some of its fiscal years ending before that date, each U.S. shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a U.S. shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC. This might avoid adverse U.S. federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.


                    Item 21. Executive Compensation.

The persons acting as Executive Officers within Hemptown have remained consistent throughout fiscal years ended December 31, 2000 and 2001.

While we were in a start-up phase, management decided to work for little or no monetary compensation in order to allow for additional funds to be put towards growing the business. We do not, as of December 1, 2002, offer any bonus plans, group or individual medical plans, or insurance coverage of any type.

The following table sets forth in summary form the compensation received by our President and Chief Executive Officer. None of our other executive officers received salary and bonus exceeding $100,000 during the fiscal years ended December 31, 2000 and 2001.

                                                    Other      Re-       Securities           All
Name and                                            Annual     stricted  Underlying           Other
Principal           Fiscal                          Compen-    Stock     Options/   LTIP      Compen-
Position            Year    Salary        Bonus     sation     Awards    SARs       Payouts   sation
 ----------------   ----    ------        -----     ------     ------    ----       -------   ------
Jerry Kroll         2001    $ 8,000(1)    $0.00     $0.00        None     (2)        None      None
Chief Executive
Officer, President,
Director

(1) This annual salary is denominated in Canadian funds. The dollar value of base salary (cash and non-cash) received for fiscal year ending December 31, 1998, 1999, and 2000 was zero. Mr. Kroll's sole compensation from inception till December 31, 2000 is stock options. Mr. Kroll continued to work without monetary compensation through till October 31, 2001 as well. $4,000 of this salary amount was deferred to Fiscal 2002. There was no amounts reimbursed for the payment of taxes.

(2) On November 23, 2001 the Board of Directors issued stock options to directors, officers and employees. Mr. Kroll was awarded 175,000 stock options with the following terms: 1/12 of the options vest on June 1, 2002, and a further 1/12 of the original grant will vest on the first day of each subsequent month. The exercise price for these stock options is $0.50 per share. These stock options have an expiry date of November 31, 2011.

OPTION/SAR GRANTS

The following sets forth certain information current to October 1, 2002 concerning the stock options granted by us to our executive officers. Each option represents the right to purchase one share of our common stock.

                            Individual Grants
                            -----------------

                                                                                  Potential Realizable
                                                                                  Value at Assumed
                                                                                  Annual Rates of
                                                                                  Stock Price
                                                                                  Appreciation for
                                 Individual Grants                                Option Term
----------------------------------------------------------------------------      -------------------
                                   % of Total
                    Number of      Options/
                    Securities     SARS              Exercise
                    Underlying     Granted to        or Base
                    Options/SARS   Employees         Price        Expiration
Name                Granted        in Fiscal Year    ($/Share)    Date            5% ($)     10% ($)
----                -------        --------------    ---------    ----            ------     -------
Edmunds, Robert     125,000        14.09%            $0.50        Nov. 30, 2011   3,125      6,250

Finnis, Jason       175,000(1)     19.73%            $0.50        Nov. 30, 2011   4,375      8,750
COO, Secretary/
Treasurer, Director

Harrison, Larissa   175,000(1)     19.73%            $0.50        Nov. 30, 2011   4,375      8,750
VP Administration,
Director

Hayes, Lesley       50,000         5.64%             $0.50        Nov. 30, 2011   1,250      2,500

Kroll, Jerry        175,000(1)     19.73%            $0.50        Nov. 30, 2011   4,375      8,750
Chief Executive
Officer, President,
Director

(1) On November 23, 2001 the Board of Directors issued stock options to directors, officers and employees. Each named executive officer was awarded 175,000 stock options with the following terms: stock options were awarded as partial compensation for acting as executive officer through to December 31, 2002. These stock options vest as to 1/12 each month starting June 1, 2002. The exercise price for these stock options is $0.50 per share. These stock options have an expiry date of November 30, 2011.

PROPOSED COMPENSATION

The following table shows the amount which we pay our executive officers starting November 1, 2001 and the time which our executive officers devote to our business.

                                                            Time intended
                                      Time devoted to       to be devoted to
                    Proposed          Hemptown's Business   Hemptown's Business
Name                Compensation      Fiscal year 2001      Fiscal year 2002
----                ------------      ----------------      ----------------
Finnis, Jason       $4,000 CDN/mo.          100%                  100%
Harrison, Larisa    $4,000 CDN/mo.           50%                  100%
Kroll, Jerry        $4,000 CDN/mo.           70%                   90%

EMPLOYMENT AGREEMENTS

We do not have any employment agreements with our executive officers, but we intend in future to enter into such agreements with our senior executive officers.

LONG TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

As at December 1, 2002, there were no Long Term Incentive Plans implemented or awarded.

EMPLOYEE PENSION, PROFIT SHARING INSURANCE OR OTHER RETIREMENT PLANS

As at December 1, 2002, we did not have a benefit, pension plan, profit sharing, insurance plan or other retirement plan, although we may adopt one or more of such plans in the future.

COMPENSATION OF DIRECTORS

We do not pay our directors for attending meetings of the Board of Directors, although we expect to adopt a director compensation policy in the future. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.

As of November 23, 2001 all directors have been awarded stock options. The stock options were granted to reflect their efforts within the Company, and were not meant to reflect their positions as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

We do not currently have a Compensation Committee. Decisions as to compensation are made from time to time with no set policies, or formulas used as a guide.

The following table shows the persons who participated in deliberations of our board of directors concerning executive officer compensation.

NAME                  OFFICES HELD
-----------------     ------------
Finnis, Jason         COO, Secretary/Treasurer, Director
Harrison, Larisa      VP Administration, Director
Kroll, Jerry          CEO, President, Chairman of the Board


FINANCIAL STATEMENTS

The audited financial statements for the years ended December 31, 2001, 2000 and 1999 and the unaudited financial statements for the interim period ending June 30, 2002 are included herein.

               HEMPTOWN CLOTHING INC.

               Financial Statements
               (Expressed in U.S. Dollars)

               December 31, 2001 and 2000



               Index
               -----

               Auditors' Report

               Balance Sheets

               Statements of Operations and Deficit

               Statements of Cash Flows

               Notes to Financial Statements

ELLIS FOSTER
   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

-------------------------------------------------------------------------



INDEPENDENT AUDITORS' REPORT

To the Shareholders of

HEMPTOWN CLOTHING INC.

We have audited the balance sheets of Hemptown Clothing Inc. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As disclosed in Note 8, the application of Canadian generally accepted accounting principles results in no material differences from the application of United States generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.




Vancouver, Canada                            [signed] "Ellis Foster"
February 6, 2002                             Chartered Accountants

-------------------------------------------------------------------------
EF  A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
 - members in principal cities throughout the world

HEMPTOWN CLOTHING INC.

Balance Sheets
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------
                                                                         2001              2000
-----------------------------------------------------------------------------------------------
ASSETS

Current
  Cash                                                           $     75,640      $     24,770
  Accounts receivable (less provisions of $3,014; 2000 - $nil)         21,384             5,375
  Inventories                                                          41,168            15,661
  Prepaids                                                              7,008               156
-----------------------------------------------------------------------------------------------

                                                                      145,200            45,962

Capital assets (note 4)                                                 9,813             4,881
-----------------------------------------------------------------------------------------------

                                                                 $    155,013      $     50,843
===============================================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities                       $     31,185      $     23,758

Due to shareholders, non-interest bearing and
  no terms of repayment                                                50,459            86,015
-----------------------------------------------------------------------------------------------

                                                                       81,644           109,773
-----------------------------------------------------------------------------------------------

SHARE CAPITAL & DEFICIT

Share capital (note 5)                                                225,321                63

Unrealized foreign exchange gain                                        2,199               767

Deficit                                                              (154,151)          (59,760)
-----------------------------------------------------------------------------------------------

                                                                       73,369           (58,930)
-----------------------------------------------------------------------------------------------

                                                                 $    155,013      $     50,843
===============================================================================================

Commitments (note 7)
Contingent liabilities (note 9)

HEMPTOWN CLOTHING INC.

Statements of Operations and Deficit
Years Ended December 31, 2001 and 2000
(Expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------
                                                                         2001              2000
-----------------------------------------------------------------------------------------------
Sales                                                            $    126,068      $     39,014

Cost of goods sold                                                     87,561            32,418
-----------------------------------------------------------------------------------------------

Gross margin (2001 - 30.5%; 2000 - 16.9%)                              38,507             6,596
-----------------------------------------------------------------------------------------------

Expenses
  Advertising and promotion                                            21,016             8,818
  Amortization                                                          1,840               852
  Automobile                                                            3,978             4,449
  Bad debts                                                             3,375             1,264
  Bank charges and interest                                             3,953             1,899
  Insurance                                                               902               308
  Legal and accounting                                                 11,093            11,990
  Office and miscellaneous                                              5,497             2,314
  Rent                                                                 23,065             4,040
  Research and development                                              3,201               387
  Salaries and employee benefits                                       40,858             3,261
  Shrinking and spoilage                                                7,753             6,952
  Telephone and fax                                                     6,367             1,060
-----------------------------------------------------------------------------------------------

                                                                      132,898            47,594
-----------------------------------------------------------------------------------------------

Loss for the year                                                     (94,391)          (40,998)

Deficit, beginning of year                                            (59,760)          (18,762)
-----------------------------------------------------------------------------------------------

Deficit, end of year                                             $   (154,151)     $    (59,760)
===============================================================================================

Loss per share (basic and diluted)                               $      (0.01)     $      (0.01)
===============================================================================================

Weighted average number of shares outstanding
  (basic and diluted)                                               9,434,799         3,906,425
===============================================================================================

HEMPTOWN CLOTHING INC.

Statements of Cash Flows
Years Ended December 31, 2001 and 2000
(Expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------
                                                                         2001              2000
-----------------------------------------------------------------------------------------------
Cash flows (used for) operating activities
  Loss for the year                                              $    (94,391)     $    (40,998)
  Adjustment for:
    Amortization                                                        1,840               852
-----------------------------------------------------------------------------------------------

                                                                      (92,551)          (40,146)

Changes in non-cash working capital
  Decrease (increase) in accounts receivable                          (16,009)            6,809
  Increase in inventories                                             (25,507)           (5,741)
  Increase in prepaid expenses                                         (6,853)             (156)
  Increase in accounts payable and accrued liabilities                  7,424            23,126
-----------------------------------------------------------------------------------------------

                                                                     (133,496)          (16,108)
-----------------------------------------------------------------------------------------------

Cash flows (used for) investing activities
  Purchase of capital assets                                           (6,768)           (5,579)
-----------------------------------------------------------------------------------------------

Cash flows from (used for) financing activities
  Issuance of share capital                                           225,258                62
  Advances from (repayments to) shareholders                          (35,556)           38,708
  Unrealized foreign exchange gain                                      1,432               767
-----------------------------------------------------------------------------------------------

                                                                      191,134            39,537
-----------------------------------------------------------------------------------------------

Increase in cash                                                       50,870            17,850

Cash, beginning of year                                                24,770             6,920
-----------------------------------------------------------------------------------------------

Cash, end of year                                                $     75,640      $     24,770
===============================================================================================

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

The financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

1.   Operations

     Hemptown Clothing Inc. ("Hemptown" or the "Company") is a British Columbia corporation incorporated on October 6, 1998 in the business of manufacturing clothing.

2.   Significant Accounting Policies

     a)   Inventories

          Inventories of clothing are valued at the lower of cost and net realizable value. Cost includes all direct material and direct labour incurred during the manufacturing process.

     b)   Capital Assets

          Capital assets are stated at cost and amortized using the following methods:

               Computer equipment            30% declining balance
               Computer software             100% declining balance
               Furniture and fixtures        20% declining balance
               Leasehold improvements        30% declining balance
               Production equipment          20% declining balance
               Website                       5 year straight line

     c)   Foreign Currency Translation

          Assets and liabilities pertaining to monetary assets are translated into U.S. dollars at the exchange rate in effect at the year-end. Revenues and expenses are translated throughout the year at the exchange rate prevailing at the date of receipt or payment. Unrealized gains or losses from such transactions are included in shareholders' equity.

     d)   Revenue Recognition

          Revenue is recognized upon the shipment of the goods to the customer.

     e)   Use of Estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

2.   Significant Accounting Policies (cont'd)

     f)   Stock-Based Compensation

          No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

     g)   Advertising Costs

          The Company expenses advertising costs as incurred.

     h)   Earnings (Loss) Per Share

          Basic earnings (loss) per share are computed using the weighted-average number of common shares outstanding during the period. Options to purchase common shares outstanding as at December 31, 2001 are not included in the computation, as the effect of including them would be anti-dilutive.

3.   Financial Instruments

     The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to shareholders. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4.   Capital Assets

                                                                      Net Book Value
                                               Accumulated    ------------------------
                                        Cost   Amortization         2001          2000
     ---------------------------------------------------------------------------------
     Computer equipment           $    1,497    $      673    $      824    $      342
     Computer software                   198            99            99             -
     Furniture and fixtures            1,618           162         1,456             -
     Leasehold improvements            1,697           255         1,442             -
     Production equipment              5,801         1,137         4,664         2,844
     Website                           2,137           809         1,328         1,695
     ---------------------------------------------------------------------------------
                                  $   12,948    $    3,135    $    9,813    $    4,881
     =================================================================================

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

5.   Share Capital

     Authorized:

          100,000,000 common shares without par value

     Issued and outstanding:

                                      Number of Shares                 Amount
                                        2001          2000          2001          2000
     ---------------------------------------------------------------------------------
     Balance, beginning of year   9,199,001             1     $       63    $        1
     Shares issued for cash         220,200     9,199,000        106,587            62
     Fully paid, unissued shares    245,000             -        118,671             -
     ---------------------------------------------------------------------------------
     Balance, end of year         9,664,201     9,199,001     $  225,321    $       63
     =================================================================================

     During the year, 245,000 common shares were subscribed to for $118,587. At December 31, 2001, the issuance of these shares are pending the approval of the board of directors.

6.   Stock-Based Compensation Plan

     During the year, the Company implemented a stock-based compensation plan. Under the November 23, 2001 Stock Option Plan, the Company may grant options to its directors and employees for up to 887,000 common shares. The exercise price of each option is $0.50 per common share and the term is 5 years. The options vest at 1/12 per month beginning June 1, 2002.

     A summary of the status of the Company's stock option plan as of December 31, 2001 is presented below:

                                                           2001
                                                    ---------------------
                                                              Weighted-
                                                               Average
                                                               Exercise
                                                     Shares     Price
     --------------------------------------------------------------------
     Options granted on inception of plan           887,000   $      0.50
     Options outstanding, end of year               887,000   $      0.50
     Options exercisable at year-end (fully vested)       -
     ====================================================================

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

7.   Commitments

     The Company is committed to current annual lease payments totalling $101,200 (2000 - nil) for premises under lease. The lease expires in 2006. Approximate minimum lease payments over the next five years are as follows:

               2002                $   22,500
               2003                    23,500
               2004                    24,800
               2005                    26,000
               2006                     4,400
               ------------------------------
                                   $  101,200
               ==============================

8.   United States Generally Accepted Accounting Principles

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which may differ, in certain respects, from accounting principles generally accepted in the United States (U.S. "GAAP"). As at December 31, 2001 there are no material differences between Canadian GAAP and U.S. GAAP.

9.   Contingent Liabilities

     A line of credit for $33,000 was opened prior to year-end in order to secure a shipment of goods. Payment was made January 8, 2002.

               HEMPTOWN CLOTHING INC.

               Financial Statements
               (in Canadian Dollars)

               December 31, 2000 and 1999



               Index
               -----

               Auditors' Report

               Balance Sheets

               Statements of Operations and Deficit

               Statements of Cash Flows

               Notes to Financial Statements

ELLIS FOSTER
   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

-------------------------------------------------------------------------



INDEPENDENT AUDITORS' REPORT

To the Shareholders of

HEMPTOWN CLOTHING INC.

We have audited the balance sheets of Hemptown Clothing Inc. as at December 31, 2000 and 1999 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As disclosed in Note 9, the application of Canadian generally accepted accounting principles results in no material differences from the application of United States generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.



                                             [signed] "Ellis Foster"
Vancouver, Canada
September 12, 2001                           Chartered Accountants

-------------------------------------------------------------------------
EF  A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
 - members in principal cities throughout the world

HEMPTOWN CLOTHING INC.

Balance Sheets
December 31, 2000 and 1999
(Canadian Currency)
-----------------------------------------------------------------------------------------------
                                                                         2000              1999
-----------------------------------------------------------------------------------------------
ASSETS

Current
  Cash (note 7)                                                  $     37,142      $     10,381
  Accounts receivable                                                   8,060            18,276
  Inventories                                                          23,259            14,880
  Prepaids                                                                232                 -
-----------------------------------------------------------------------------------------------

Total Current Assets                                                   68,693            43,537

Capital assets (note 4)                                                 7,250             1,296
-----------------------------------------------------------------------------------------------

                                                                 $     75,943      $     44,833
===============================================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities                       $     35,625      $        936
-----------------------------------------------------------------------------------------------

Total Current Liabilities                                              35,625                 -

Due to shareholders, non-interest bearing and
  no terms of repayment                                               128,981            71,761
-----------------------------------------------------------------------------------------------

                                                                      164,606            72,697
-----------------------------------------------------------------------------------------------

SHARE CAPITAL & DEFICIT

Share capital (note 5)                                                     93                 1

Deficit                                                               (88,756)          (27,865)
-----------------------------------------------------------------------------------------------

                                                                      (88,663)          (27,864)
-----------------------------------------------------------------------------------------------

                                                                 $     75,943      $     44,833
===============================================================================================


Approved by the Directors: __________________________   __________________________
                            Director                     Director

HEMPTOWN CLOTHING INC.

Statements of Operations and Deficit
Years Ended December 31, 2000 and 1999
(Canadian Currency)
-----------------------------------------------------------------------------------------------
                                                                         2000              1999
-----------------------------------------------------------------------------------------------
Sales                                                            $     57,943      $     29,050

Cost of goods sold                                                     48,147            21,789
-----------------------------------------------------------------------------------------------

Gross margin (2000 - 21.7%; 1999 - 9.6%)                                9,796             7,261
-----------------------------------------------------------------------------------------------

Expenses
  Advertising and promotion                                            13,097             8,536
  Amortization                                                          1,265               419
  Automobile                                                            6,607             1,778
  Bad debt expense                                                      1,877                 -
  Bank charges and interest                                             2,821               419
  Insurance                                                               458               538
  Legal and accounting                                                 17,808             1,995
  Office                                                                3,437             2,386
  Rent                                                                  6,000             6,000
  Research and development                                                575               544
  Salaries and employee benefits                                        4,843             2,432
  Shrinking and spoilage                                               10,325             2,778
  Telephone and fax                                                     1,574               474
-----------------------------------------------------------------------------------------------

                                                                       70,687            28,299
-----------------------------------------------------------------------------------------------

Loss for the year                                                     (60,891)          (21,038)

Deficit, beginning of year                                            (27,865)           (6,827)
-----------------------------------------------------------------------------------------------

Deficit, end of year                                             $    (88,756)     $    (27,865)
===============================================================================================

HEMPTOWN CLOTHING INC.

Statements of Cash Flows
Years Ended December 31, 2000 and 1999
(Canadian Currency)
-----------------------------------------------------------------------------------------------
                                                                         2000              1999
-----------------------------------------------------------------------------------------------
Cash flows from operating activities
  Loss for the year                                              $    (60,891)     $    (21,038)
  Adjustment for:
    Amortization                                                        1,265               419
-----------------------------------------------------------------------------------------------

                                                                      (59,626)          (20,619)

Changes in non-cash working capital
  Decrease (increase) in accounts receivable                           10,216           (17,944)
  Increase in inventories                                              (8,379)          (11,484)
  Increase in prepaid expenses                                           (232)                -
  Increase in accounts payable and accrued liabilities                 34,689               936
-----------------------------------------------------------------------------------------------

                                                                      (23,332)          (49,111)
-----------------------------------------------------------------------------------------------

Cash flows (used for) investing activities
  Purchase of capital assets                                           (7,219)             (350)
-----------------------------------------------------------------------------------------------

Cash flows from financing activities
  Issuance of share capital                                                92                 -
  Increase in due to shareholder                                       57,220            59,471
-----------------------------------------------------------------------------------------------

                                                                       57,312            59,471
-----------------------------------------------------------------------------------------------

Increase in cash                                                       26,761            10,010

Cash, beginning of year                                                10,381               371
-----------------------------------------------------------------------------------------------

Cash, end of year                                                $     37,142      $     10,381
===============================================================================================

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
December 31, 2000 and 1999
-------------------------------------------------------------------------

The financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

1.   Operations

     Hemptown Clothing Inc. ("Hemptown" or the "Company") is a British Columbia corporation incorporated on October 6, 1998 in the business of manufacturing clothing.

2.   Significant Accounting Policies

     a)   Inventories

          Inventories of clothing are valued at the lower of cost and net realizable value. Cost includes all direct material and direct labour incurred during the manufacturing process.

     b)   Capital Assets

          Capital assets are stated at cost and amortized using the following methods:

               Computer equipment            30% declining balance
               Production equipment          20% declining balance
               Website                       5 year straight line

     c)   Foreign Exchange

          Assets and liabilities pertaining to monetary assets are translated into Canadian dollars at the exchange rate in effect at the year-end. Revenues and expenses are translated throughout the year at the exchange rate prevailing at the date of receipt or payment.

     d)   Revenue Recognition

          Revenue is recognized upon the shipment of the goods to the customer.

     e)   Use of Estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     f)   Advertising Expenses

          The Company expenses advertising costs as incurred.

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
December 31, 2000 and 1999
-------------------------------------------------------------------------

3.   Financial Instruments

     The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4.   Capital Assets

                                                                      Net Book Value
                                               Accumulated    ------------------------
                                        Cost   Amortization         2000          1999
     ---------------------------------------------------------------------------------
     Computer equipment           $     1,220   $      711    $      508    $      726

     Production equipment               4,693          469         4,224             -

     Website                            3,239          722         2,517           570
     ---------------------------------------------------------------------------------
                                  $     9,152   $    1,902    $    7,250    $    1,296
     =================================================================================

5.   Share Capital

     Authorized:

          100,000,000 common shares without par value

     Issued and outstanding:

                                      Number of Shares                 Amount
                                        2000          1999          2000          1999
     ---------------------------------------------------------------------------------
     Balance, beginning of year           1            1           $     1     $     1
     --------------------------

     Shares issued for cash       9,199,000            -                92           -
     ---------------------------------------------------------------------------------
     Balance, end of year         9,199,001            1           $    93     $     1
     =================================================================================

     During the year, the Company passed a special resolution to increase the number of shares authorized from one hundred thousand to one hundred million.

6.   Related Party Transaction

     During the year, the Company paid rent of $6,000 (1999 - $6,000) to a shareholder of the Company.

7.   Cash

     Cash includes $21,000 in funds that have been posted as security for lines of credit with the Bank of Montreal.

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
December 31, 2000 and 1999
-------------------------------------------------------------------------


8.   Subsequent Event

     Subsequent to December 31, 2000, the Company issued 465,200 common shares for $348,790.

9.   United States Generally Accepted Accounting Principles

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which may differ, in certain respects, from accounting principles generally accepted in the United States (U.S. "GAAP"). As at December 31, 2000 there are no material differences between Canadian GAAP and U.S. GAAP.

               HEMPTOWN CLOTHING INC.

               Financial Statements
               (Expressed in U.S. Dollars)

               June 30, 2002



               Index
               -----

               Review Engagement Report

               Balance Sheet

               Statement of Operations and Deficit

               Statement of Cash Flows

               Notes to Financial Statements

ELLIS FOSTER
   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

-------------------------------------------------------------------------



REVIEW ENGAGEMENT REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholders of

HEMPTOWN CLOTHING INC.


We have reviewed the balance sheet of Hemptown Clothing Inc. as at June 30, 2002 and the statements of operations and deficit and cash flows for the six month period then ended. Our review was made in accordance with Canadian and United States generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.
Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian and United States generally accepted accounting principles. As disclosed in Note 8, the application of Canadian generally accepted accounting principles results in no material differences from the application of United States generally accepted accounting principles.


Vancouver, Canada                            [signed] "ELLIS FOSTER"
August 7, 2002                               Chartered Accountants







-------------------------------------------------------------------------
EF  A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
 - members in principal cities throughout the world

Hemptown Clothing Inc.

Balance Sheets
June 30, 2002 and December 31, 2001
(Expressed in U.S. Dolars)
-----------------------------------------------------------------------------------------------
                                                                     June 30,      December 31,
                                                                         2002              2001
-----------------------------------------------------------------------------------------------
ASSETS

Current
  Cash                                                           $    160,793      $     75,640
  Accounts receivable                                                 135,724            21,384
  Inventories                                                         137,061            41,168
  Prepaids                                                             11,511             7,008
-----------------------------------------------------------------------------------------------

                                                                      445,089           145,200

Capital assets (note 4)                                                17,722             9,813
-----------------------------------------------------------------------------------------------

                                                                 $    462,811      $    155,013
===============================================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities                       $     75,117      $     31,185

Due to shareholders, non-interest bearing and
  no terms of repayment                                                     -            50,459
-----------------------------------------------------------------------------------------------

                                                                       75,117            81,644
-----------------------------------------------------------------------------------------------

SHARE CAPITAL AND DEFICIT

Share capital (note 5)                                                652,785           225,321

Unrealized foreign exchange gain                                       18,514             2,199

Deficit                                                              (283,605)         (154,151)
-----------------------------------------------------------------------------------------------

                                                                      387,694            73,369
-----------------------------------------------------------------------------------------------

                                                                 $    462,811      $    155,013
===============================================================================================

Commitments (note 7)

Approved by the Directors: __________________________   __________________________
                            Director                     Director

Hemptown Clothing Inc.

Statement of Operations and Deficit
(Unaudited)
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------------------------------------
                                                       Three months ended          Six months ended
                                                           June 30,                    June 30,
                                                        2002          2001          2002          2001
-------------------------------------------------------------------------------------------------------
Sales                                           $    145,305        38,308        212,293        52,645

Cost of goods sold                                   104,859        26,134        184,508        36,845
-------------------------------------------------------------------------------------------------------

Gross margin                                          40,446        12,174         27,785        15,800
-------------------------------------------------------------------------------------------------------

Expenses
  Advertising and promotion                     $     10,086   $       783   $     40,139  $      5,731
  Amortization                                           865           483          1,732           970
  Automobile                                             607           949          1,412         1,989
  Bank charges and interest                            2,317           781          3,941         1,066
  Insurance                                              184            75            924           151
  Legal and accounting                                 9,057             -         15,161           791
  Office                                               6,292         1,344          9,919         4,264
  Rent                                                 8,400         6,112         16,038         8,435
  Repairs and maintenance                                968           257          2,090           257
  Research and development                               331           253          1,962           464
  Salaries and employee benefits                      28,237         6,149         55,636         9,685
  Shrinking and spoilage                                   -             -              -         4,418
  Telephone and utilities                              3,454         1,197          8,285         3,116
-------------------------------------------------------------------------------------------------------

                                                      70,798        18,383        157,239        41,337
-------------------------------------------------------------------------------------------------------

Loss for the period                                  (30,352)       (6,209)      (129,454)      (25,537)

Deficit, beginning of period                                                     (154,151)      (59,760)
-------------------------------------------------------------------------------------------------------

Deficit, end of period                          $          -   $         -   $   (283,605) $    (85,297)
=======================================================================================================


Loss per share (basic
  and diluted)                                  $          -   $         -   $      (0.01) $          -
=======================================================================================================

Weighted average
  number of shares                                10,193,931     9,383,137     10,193,931     9,383,137
=======================================================================================================

Hemptown Clothing Inc.

Statement of Cash Flows
(Unaudited)
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------------------------------------
                                                       Three months ended          Six months ended
                                                           June 30,                    June 30,
                                                        2002          2001          2002          2001
-------------------------------------------------------------------------------------------------------
Cash flows from
  (used for) operating activities
 Loss for the period                            $    (30,352)  $     (6,210) $   (129,454) $    (25,537)
  Item not involving cash:
    Amortization                                         865            483         1,732           970
-------------------------------------------------------------------------------------------------------

                                                     (29,487)        (5,727)     (127,722)      (24,567)

Changes in non-cash working capital items:
   Increase in accounts receivable                   (64,605)          (962)     (114,340)       (7,888)
   Increase (decrease) in inventories                (31,987)         2,353       (95,893)      (22,437)
   Increase (decrease) in prepaid expenses              (202)           873        (4,501)       (3,373)
   Decrease (increase) in accounts payable            19,817         (5,458)       43,932        13,196
-------------------------------------------------------------------------------------------------------

                                                    (106,464)        (8,921)     (298,524)      (45,069)
-------------------------------------------------------------------------------------------------------

Cash flows (used for) investing activities
  Purchase of capital assets                          (6,891)          (323)       (9,643)       (1,663)
-------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Issuance of share capital                            6,000              -       427,464        58,907
  Advances from(repayments to) shareholders                -         14,096       (50,459)      (16,431)
  Unrealized foreign exchange gain                    18,476         (2,000)       16,315           995
-------------------------------------------------------------------------------------------------------

                                                      24,476         12,096       393,320        43,471
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash position                 (88,879)         2,852        85,153        (3,261)

Cash position, beginning of period                   249,672         18,657        75,640        24,770
-------------------------------------------------------------------------------------------------------

Cash position, end of period                    $    160,793   $     21,509  $    160,793  $     21,509
=======================================================================================================

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
Six-Month Period Ended June 30, 2002
(Unaudited)
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

The financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

1.   Incorporation

     Hemptown Clothing Inc. ("Hemptown" or the "Company") is a British Columbia corporation incorporated on October 6, 1998 in the business of manufacturing clothing.

2.   Significant Accounting Policies

     a)   Inventories

          Inventories of clothing are valued at the lower of cost and net realizable value. Cost includes all direct material and direct labour incurred during the manufacturing process.

     b)   Capital Assets

          Capital assets are stated at cost and amortized using the following methods:

               Computer equipment            30% declining balance
               Computer software             100% declining balance
               Furniture and fixtures        20% declining balance
               Leasehold improvements        30% declining balance
               Production equipment          20% declining balance
               Website                       5 year straight line

     c)   Foreign Currency Translation

          Foreign currencies are translated using the Current Method. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the year-end. Revenues and expenses are translated throughout the year at the exchange rate prevailing at the date of receipt or payment. Unrealized gains or losses from such transactions are included in shareholders' equity.

     d)   Revenue Recognition

          Revenue is recognized upon the shipment of the goods to the customer.

     e)   Use of Estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
Six-Month Period Ended June 30, 2002
(Unaudited)
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

2.   Significant Accounting Policies (cont'd)

     f)   Stock-Based Compensation

          No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

     g)   Advertising Costs

          The Company expenses advertising costs as incurred.

     h)   Earnings (Loss) Per Share

          Basic earnings (loss) per share are computed using the weighted-average number of common shares outstanding during the period. Options to purchase common shares outstanding as at June 30, 2002 are not included in the computation, as the effect of including them would be anti-dilutive.

3.   Financial Instruments

     The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and amounts due to shareholders. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4.   Capital Assets

                                                                   Net Book Value
                                                              ------------------------
                                               Accumulated      June 30,  December 31,
                                        Cost   Amortization         2002          2001
     ---------------------------------------------------------------------------------
     Computer equipment           $      5,436  $      1,093  $      4,343  $      824
     Computer software                     198           148            49          99
     Furniture and fixtures              2,532           353         2,179       1,456
     Leasehold improvements              1,697           471         1,226       1,442
     Production equipment                6,470         1,637         4,833       4,664
     Website                             6,323         1,231         5,092       1,328
     ---------------------------------------------------------------------------------
                                  $     22,656  $      4,933  $     17,722  $    9,813
     =================================================================================

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
Six-Month Period Ended June 30, 2002
(Unaudited)
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

5.   Share Capital

     Authorized:

          100,000,000 common shares without par value

     Issued and outstanding:

                                        Number of Shares                 Amount
                                       June 30,  December 31,      June 30,  December 31,
                                           2002          2001          2002          2001
     ------------------------------------------------------------------------------------
     Balance, beginning of period     9,664,201     9,199,001   $   225,321   $        63

     Shares issued for cash           1,570,334       220,200       427,464       106,587

     Fully paid, unissued shares              -       245,000             -       118,671
     ------------------------------------------------------------------------------------
     Balance, end of period          11,234,535     9,664,201   $   652,785   $   225,321
     ====================================================================================

6.   Stock-Based Compensation Plan

     Under the November 23, 2001 Stock Option Plan, the Company may grant options to its directors and employees for up to 887,000 common shares. The exercise price of each option is $0.50 per common share and the term is 5 years. The options vest at 1/12 per month beginning June 1, 2002.

     A summary of the status of the Company's stock option plan as of June 30, 2002 is presented below:

                                                           2002
                                                    ---------------------
                                                              Weighted-
                                                               Average
                                                               Exercise
                                                     Shares     Price
     --------------------------------------------------------------------
     Options granted on inception of plan           887,000   $      0.50

     Options granted during the period               80,000   $      0.50
     --------------------------------------------------------------------

     Options outstanding, end of year               967,000   $      0.50
     ====================================================================

     Options exercisable at period-end
      (fully vested)                                 73,917
     ====================================================================

HEMPTOWN CLOTHING INC.

Notes to Financial Statements
Six-Month Period Ended June 30, 2002
(Unaudited)
(Expressed in U.S. Dollars)
-------------------------------------------------------------------------

7.   Commitments

     The Company is committed to current annual lease payments totalling $78,700 (2001 - $101,200) for premises under lease. The lease expires in 2006. Approximate minimum lease payments over the next four years are as follows:

               2003                $    23,500
               2004                     24,800
               2005                     26,000
               2006                      4,400
               -------------------------------
                                   $    78,700
               ===============================

8.   United States Generally Accepted Accounting Principles

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which may differ, in certain respects, from accounting principles generally accepted in the United States (U.S. "GAAP"). As at June 30, 2002 there are no material differences between Canadian GAAP and U.S. GAAP.

                         HEMPTOWN CLOTHING INC.




     5,801,530 shares of common stock to be sold by the holders, and 967,000 shares of common stock underlying options to be sold by the holders, and 2,300,000 shares of common stock underlying warrants to be sold by the holders






                    --------------------------------
                               PROSPECTUS
                    --------------------------------



                            December 2, 2002




No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations may not be relied on as having been authorized by us or any of the underwriters. Neither the delivery of this prospectus nor any sale make hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date of this prospectus. This prospectus does not constitute and offer to sell, or solicitation of any offer to buy, by any person in any jurisdiction in which it is unlawful for any such person to make such an offer or solicitation. Neither the delivery of this prospectus nor any offer, solicitation or sale made hereunder, shall under any circumstances create any implication that the information herein is correct as of any time subsequent to the date of the prospectus.

            PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

           Item 24. Indemnification of Directors and Officers.

Our Articles of Association authorize indemnification of every person who is or was a director of Hemptown or is or was serving at our request as a director of another corporation of which we are or were a shareholder. The Board of Directors may determine whether or not to indemnify any person who is or was an officer, employee, agent, or person working to the benefit of Hemptown against all costs, charges and expenses actually incurred by him.

In addition, subject to the provisions of the Company Act (British Columbia), our Articles of Association provide that:

     No director, officer, employee or agent of Hemptown, will be liable for:
     * the act, neglect or default of any other director, officer, employee or agent,
     *    for joining in any act for the sake of conformity,
     * for any loss, damage or expense sustained or incurred by Hemptown through the insufficiency or deficiency of any security in or upon which any of the monies of Hemptown are placed or invested,
     * for any loss or damage arising from the bankruptcy, insolvency or wrongful act of any person, firm or corporation with whom any monies, or securities, are deposited, or
     * for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his office or trust or in relation thereto, unless the same happens by or through his own willful neglect or default.

Furthermore, subject to the provisions of the Company Act (British Columbia), our Articles of Association provide that our directors may cause us to purchase and maintain insurance for the benefit of any person who is or may be entitled to indemnification as mentioned above against any expense or liability from which he is or may be so entitled to be indemnified and may secure such right of indemnification by mortgage or other charge upon all or any part of our real and personal property, and any action taken by the board will not require approval or confirmation by our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, or controlling persons of Hemptown pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


          Item 25. Other Expenses of Issuance and Distribution.

The following table sets forth our expenses in connection with this registration statement. All such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

     Filing Fee - Securities and Exchange Commission      $      33.37
     Fees and Expenses of accountants and legal counsel   $  16,000.00
     Miscellaneous Expenses                               $   2,500.00

     Total                                                $  18,533.37


            Item 26. Recent Sales of Unregistered Securities.

Since October 6, 1998, the date of our incorporation, we have issued the following shares of our common stock for cash rendered to us and have granted to following stock options to purchase our common stock, absent registration under the Securities Act of 1933, as amended (the "Securities Act"). The securities listed below were issued to persons in offshore transactions which were negotiated outside of the United States or such securities were issued pursuant to the exemption provided in Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering.

Some of the holders of the shares of our common stock issued below may have subsequently transferred or disposed of their shares and the list does not purport to be a current listing of our shareholders.

On October 6, 1998, we issued one share of common stock to Mr. Jerry Kroll at a purchase price of approximately $0.62 per share as the initial subscriber's share.

On July 29, 2000, we sold 9,199,000 shares of our common stock to four individuals at a purchase price of approximately $0.00001 per share for total gross proceeds of $62.00.

On April 9, 2001, one of the individuals who was issued 6,499,000 shares of our common stock, transferred 3,865,996 of his shares of our common stock to five other persons at a purchase price of approximately $0.00001 per share.

On August 14, 2001, we sold 220,200 shares of our common stock to five individuals at a purchase price of $0.50 per share for total gross proceeds of $110,100.

On November 23, 2001, we granted to nine individuals, 887,000 stock options to purchase an aggregate of 887,000 shares or our common stock exercisable at $0.50 per share until November 30, 2011. Such stock options were granted to our officers, directors, employees and consultants.

On April 17, 2002, we issued 1,815,334 shares of our common stock to 17 individuals at purchase prices ranging from $0.25747 to $0.50 per share for total gross proceeds of $549,964. 245,000 of these common shares were paid for in fiscal 2001.

On May 23, 2002, we granted to one individual, 80,000 stock options to purchase an aggregate of 80,000 shares of our common stock exercisable at $0.50 per share until March 23, 2003. Such stock options were granted to a consultant of ours.

On October 17, 2002 we sold 400,000 shares of our common stock to two individuals at a purchase price of $0.25 per share for total gross proceeds of $100,000.

We also issued warrants for the purchase of 200,000 shares at $0.25 each as part of a convertible loan agreement. Proceeds from the loan were $50,000. The warrants are exercisable for one year from the issuance of the loan.

We also issued 150,000 Warrant Units to one individual at a purchase price of $0.001 per Warrant Unit for total gross proceeds of $150. The Warrant Units are exercisable until September 18, 2005, with the piggyback warrant being exercisable for one year from the date of the Warrant Unit being exercised.

We also entered into two separate loan arrangements which included the issuance of up to 900,000 Warrants Units whereby for every $2.00 that is lent to us, a single Warrant Unit will be issued on August 20, 2004.
Each Warrant Unit is comprised of one warrant with an exercise price of $2.00 to purchase one common share until August 20, 2007, and an additional piggyback warrant if the original warrant is exercised which piggyback warrant has an exercise price of $4.00 to purchase one common share for a period of one year from the date of the Warrant Unit being exercised. As of November 1, 2002, no money has been lent to us from either of these companies. We have the right to refuse any loans offered by either of these companies.

The gross proceeds from the sale of all the securities were used for our general operations.

                           Item 27. Exhibits.

Exhibits

3.1   Memorandum of Hemptown Clothing Inc.
3.2   Articles of Association of Hemptown Clothing Inc.
5.1   Opinion of Devlin Jensen
10.1  Form of Stock Option Agreement
10.2  Voluntary Pooling Agreement dated April 8, 2002
10.3  Loan Agreement with Drake Enterprises Ltd.
10.4  Loan Agreement with Bigger Bite Holdings Ltd.
10.5  Loan Agreement with Purchase Holdings Ltd.
23.1  Consent of Accountants
23.2  Consent of Devlin Jensen (included in Exhibit 5.1)
24    Irrevocable Consent and Power of Attorney on Form F-X


                          Item 28. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

     (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, on December 2, 2002

HEMPTOWN CLOTHING INC.


Per: "Jerry Kroll"                 Per: "Robert Edmunds"
    -------------------------          -------------------------
    Jerry Kroll, CEO, President        Robert Edmunds, CFO
    and Chairman of the Board

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.



"Jerry Kroll"                            "Jason Finnis"
--------------------------               ---------------------------
Jerry Kroll                              Jason Finnis
CEO, President, Chairman of the Board    Secretary, Director
December 2, 2002                         December 2, 2002



"Robert Edmunds"                         "Larisa Elizabeth Harrison"
--------------------------               ---------------------------
Robert Edmunds                           Larisa Elizabeth Harrison
CFO, Director                            Director
December 2, 2002                         December 2, 2002



"Lesley Hayes"
--------------------------
Lesley Hayes
Director
December 2, 2002

                              EXHIBIT INDEX

Exhibit #                                                           Page#
---------                                                           -----
3.1            Memorandum of Hemptown Clothing Inc.

3.2            Articles of Association of Hemptown Clothing Inc.

5.1            Opinion of Devlin Jensen

10.1           Form of Stock Option Agreement

10.2           Voluntary Pooling Agreement

10.3           Loan Agreement with Drake Enterprises Ltd.

10.4           Loan Agreement with Bigger Bite Holdings Ltd.

10.5           Loan Agreement with Purchase Holdings Ltd.

23.1           Consent of Accountants

23.2           Consent of Devlin Jensen (included in Exhibit 5.1)

24             Irrevocable Consent and Power of Attorney on Form F-X